Follow-Up... Materials



06014057

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Truly Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 05 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3700

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 6/5/06

05 Annual Report 年報


Wonder
World of
Colour

TRULY®

信利國際有限公司

Truly International Holdings Limited

Stock code 股份代號：732

Contents
目錄



General Information
一般資料

EXECUTIVE DIRECTORS
Lam Wai Wah, Steven *(Chairman)*
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

執行董事
林偉華 *(主席)*
黃邦俊
張達生
李建華

INDEPENDENT NON-EXECUTIVE DIRECTORS
Ip Cho Ting, Spencer
Heung Kai Sing
Chung Kam Kwong

獨立非執行董事
葉祖亭
香啟誠
鍾錦光

COMPANY SECRETARY AND QUALIFIED ACCOUNTANT
Ng Sui Wa, Thomas

公司秘書及合資格會計師
吳瑞華

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

核數師
德勤•關黃陳方會計師行
執業會計師
香港
干諾道中111號
永安中心26樓

SHARE REGISTRARS, WARRANT REGISTRARS AND TRANSFER OFFICE
In Hong Kong
Secretaries Limited
26/F Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

In the Cayman Islands
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

股份及認股權證過戶登記處
香港
秘書商業服務有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

開曼群島
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

BANKERS
Standard Chartered Bank (HK) Limited
Citibank, N.A.
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank
Mizuho Corporate Bank, Ltd.

往來銀行
渣打銀行(香港)有限公司
花旗銀行
香港上海滙豐銀行有限公司
恒生銀行
瑞穗實業銀行

REGISTERED OFFICE
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

註冊辦事處
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

PRINCIPAL OFFICE
2/F Chung Shun Knitting Centre
1-3 Wing Yip Street
Kwai Chung, N.T.
Hong Kong

主要辦事處
香港
新界葵涌
永業街1至3號
忠信針織中心2樓

WEBSITE
http://www.truly.com.hk

網址
http://www.truly.com.hk

Financial Highlights
財務摘要

for the year ended 31 December
截至十二月三十一日止年度

		2005 二零零五年 Audited 經審核 HK$'000 千港元	2004 二零零四年 Audited 經審核 HK$'000 千港元	Change 變動 %
Turnover	營業額	**4,574,079**	3,406,992	+34
Gross profit	毛利	**1,086,360**	791,023	+37
Net profit for the year	本年度純利	**702,048**	526,501	+33
EPS	每股盈利			
– Basic	–基本	**HK$1.54港元**	HK$1.18港元	+31
– Diluted	–攤薄	**HK$1.50港元**	HK$1.13港元	+33
DPS	每股股息			
– Interim	–中期	**23 HK cents港仙**	17 HK cents港仙	+35
– Final	–末期	**25 HK cents港仙**	23 HK cents港仙	+9
Total:	總計:	**48 HK cents港仙**	40 HK cents港仙	+20

ANALYSIS OF GROSS, OPERATING AND NET PROFIT MARGINS (%)
毛利、經營溢利及純利率分析(%)



%
35
30
25
20
15
10
5
2001
2002
2003
2004
2005
Gross profit margin
毛利率
Operating profit margin
經營溢利率
Net profit margin
純利率

BASIC EARNINGS AND DIVIDENDS PER SHARE (HK CENTS)
每股基本盈利及股息(港仙)



HK cents
港仙
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
EPS
每股盈利
DPS
每股股息

TURNOVER BY GEOGRAPHICAL SEGMENTS
按地區分類劃分之營業額



1%
1%
3%
3%
4%
13%
75%

2005



2%
5%
3%
4%
7%
13%
66%

2004

- China 中國
- South Korea 南韓
- Japan 日本
- Hong Kong 香港
- Europe 歐洲
- USA 美國
- Other 其他

TURNOVER BY BUSINESS SEGMENTS
按業務分類劃分之營業額



4%
96%

2005



8%
92%

2004

- LCD Products 液晶體顯示器產品
- Consumer Electronic Products 消費電子產品

The Chairman's Statement
主席報告書

Dear shareholders,

I am very pleased to announce that 2005 was another record breaking year for TRULY in both turnover and net profit. Audited consolidated turnover for the year ended 31 December 2005 was about HK$4.6 billion which was 34% more than the last corresponding year (HK$3.4 billion). Audited net profit for the year was approximately HK$702 million representing an increase of 33% over the year ended 31 December 2004 (approximately HK$527 million). Both gross (23.8%) and net profit margins (15.3%) for the year were satisfactory and comparable with 2004 (23.2% and 15.5% respectively).

The Group's CSTN LCD ("Colour Super-twisted Nematic Liquid Crystal Display") products had during the year maintained its dominance in the China handset market and recorded a big jump to HK$2.5 billion in turnover (2004: HK$2.0 billion) representing a significant growth of more than 25%. Thanks to the new CSTN production line installed and commenced mass production in around mid-2005, the enhanced productivity and yield wherefrom helped keep or even increase the overall gross margin of this segment of operations. Of course, in satisfying the customers' needs in all different display solutions and to boost business in the long run, we had inevitably accepted orders of less profitability such as the assembly of TFT ("Thin Film Transistor") display products. We believe the situation will persist before the Group has its own TFT panel production facilities.

Like I said in my last year chairman's statement, people and know how have long been my greatest emphases since the Group was successfully transformed into a technology driven enterprise some years ago. Although more stringent measures will be applied to contain cost in the course of continuous business growth, more resources are to be allocated in recruiting people of high and appropriate calibres to meet the challenge from the ever-changing business community. This is especially important for R&D people who are vital elements for the healthy growth of the Group's businesses in different directions.

Barring unforeseen market conditions, I still feel comfortable with the Group's medium term business growth momentum. The unaudited turnover for the first two months of 2006 had recorded a better than expected double digit growth. We are confident of maintaining this expansion trend and hope to achieve another excellent result for 2006.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

Lam Wai Wah, Steven
Chairman

Hong Kong, 23 March 2006

各位股東：

本人欣然公佈，信利在二零零五年之營業額及純利再創紀錄。截至二零零五年十二月三十一日止年度之經審核綜合營業額約為46億港元，較去年同期(34億港元)上升34%。本年度之經審核純利約為7.02億港元，較截至二零零四年十二月三十一日止年度(約5.27億港元)上升33%。本年度之毛利率(23.8%)及純利率(15.3%)令人滿意，較二零零四年(分別為23.2%及15.5%)相若。

年內，本集團之CSTN LCD(「彩色超扭曲向列型液晶顯示器」)產品在中國手機市場得以保持主導地位，營業額躍升至25億港元(二零零四年：20億港元)，大幅增長逾25%。有賴於二零零五年中安裝新CSTN生產線並開始大規模生產，其生產能力及良品率提高有助保持甚至提高此業務分類之整體毛利率。為應付客戶對所有不同顯示器方案之需求及業務之長遠發展，我們難免須承接盈利較低之訂單(如安裝TFT(「薄膜電晶體」)顯示器產品)。我們相信，此情況在本集團自設TFT面板生產設施前仍會持續。

誠如本人於去年之主席報告書中所述，自本集團於數年前成功轉型為技術主導型企業以來，本人一直十分著重人才與技術。儘管本集團將實施多項更為嚴謹之措施，務求在業務持續增長之同時控制成本，但本集團仍會分配更多資源，聘請更多高質素之合適人才，以應付瞬息萬變之業務環境帶來之挑戰。研發人才對本集團業務循不同方向健康發展尤為重要。

在無不可預見之市場情況下，本人仍對本集團中期業務之增長勢頭充滿信心。二零零六年首兩個月之未經審核營業額錄得比預期理想之雙位數增長。我們有信心可繼續乘著這擴展趨勢，期望於二零零六年再創輝煌業績。

最後，本人謹此感謝我們的股東、業務夥伴、員工及工友對本集團成長之不斷支持。

主席
林偉華

香港，二零零六年三月二十三日

BUSINESS REVIEW

LCD sales for the year were about HK$4.4 billion (2004: HK$3.1 billion), and comprised 96% of the Group's turnover. In 2005, 76% and 13% of the LCD outputs in dollar term were shipped to China and South Korea respectively. Our performance in these two markets were still outperforming over those elsewhere as consistent with the first half year. With GDP heavily relying on exports, these two world-class manufacturing bases are regarded as TRULY's stepping stone for our products to be recognised in the international market.

Despite a negative sentiment being widely spread in the mobile handset market in which the Group's LCD products have a leverage, we have during the year achieved an overall encouraging gross and net profit margins of 23.8% and 15.3% respectively. In addition to a traditionally tight overheads budget and the effective cost control, the better than expected profit margins were in fact a result of the real return from our investment in automated production plants and the continuous improvement in productivity such as outputs and yields.

Vertical integration in production of our LCD modules has been one of our business successes for some time. During the year, the mass productions of flexible and conventional printed circuit boards and camera modules in our own factories had significantly reduced the purchase cost of making the final LCD products. Together with the increased production capability of the second CSTN line, we are ready to meet new business opportunity.

業務回顧

年內 LCD 銷售額約44億港元(二零零四年:31億港元),佔本集團營業額96%。於二零零五年,以貨幣計算,運往中國及南韓之LCD產出分別佔76%及13%。與上半年相若,我們在這兩個市場之表現較其他地區突出。由於生產總值倚重出口支持,故這兩個世界級製造基地被視為信利產品在全球市場爭取知名度之踏腳石。

儘管本集團 LCD 產品倚重之移動手機市場消費氣氛疲弱,惟本集團於年內之毛利率及純利率分別達到23.8%及15.3%,整體而言令人鼓舞。除一貫以來嚴謹之開支預算及行之有效之成本控制外,自動化生產廠房投資之實際回報及生產能力(如產出及良品率)持續改善亦使盈利率較預期為佳。

LCD模組生產之縱向整合亦為我們業務之其中一項成就。年內,在我們自設工廠內大規模生產軟性及傳統之印製線路板及相機模組大大節省生產最終LCD產品之購貨成本。加上第二條CSTN線產能提升,我們已準備就緒迎接新湧現之商機。

SEGMENTAL INFORMATION

By geographical segments:

分類資料

按地區分類劃分:

		Turnover by geographical segments 按地區分類劃分之營業額	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
PRC	中國	**3,433,919**	2,265,565
South Korea	南韓	**587,569**	443,167
Japan	日本	**175,194**	241,350
Hong Kong	香港	**147,980**	135,207
Europe	歐洲	**119,132**	113,778
Others	其他	**110,285**	207,925
		4,574,079	3,406,992

By business segments: 按業務分類劃分：

2005 二零零五年

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益			
External sales	外銷	4,389,588	184,491	4,574,079
RESULT	業績			
Segment result	分類業績	838,578	23,725	862,303
Interest income	利息收入			14,536
Unallocated corporate expenses	未分配之公司費用			(1,092)
Impairment loss on available-for-sale investment	可供出售投資之減值虧損	(7,800)	–	(7,800)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	–	(6,377)	(6,377)
Finance costs	財務費用			(19,683)
Share of results of an associate	應佔一家聯營公司業績	–	(382)	(382)
Profit before taxation	除稅前溢利			841,505

2004 二零零四年

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元 (Restated) (重列)
REVENUE	收益			
External sales	外銷	3,138,393	268,599	3,406,992
RESULT	業績			
Segment result	分類業績	618,989	2,625	621,614
Interest income	利息收入			1,477
Unallocated corporate expenses	未分配之公司費用			(1,075)
Finance costs	財務費用			(14,201)
Share of results of an associate	應佔一家聯營公司業績	–	113	113
Profit before taxation	除稅前溢利			607,928

INVESTMENT, ASSETS AND LIABILITIES

During the year, the Group acquired plant and machinery amounting to HK$379 million and properties under development amounting to HK$34 million for the purpose of expanding its manufacturing capacity in the China factory campus.

Total assets were increased by approximately 42% to HK$3,428 million which comprised HK$2,157 million of current assets, HK$1,091 million of property, plant and equipment and HK$180 million of other long-term assets. Total liabilities were about HK$1,490 million, of which HK$1,202 million were current liabilities and HK$288 million were long term liabilities. The current ratio was maintained at a healthy level of 1.8.

投資、資產及負債

於年度內，集團為擴充其於國內生產基地之產能，添置總值3.79億港元之廠房及機器，以及總值0.34億港元之發展中物業。

總資產上升約42%至34.28億港元，當中計有21.57億港元流動資產、10.91億港元物業、廠房及設備及1.80億港元其它長期資產。總負債約為14.90億港元，當中包括12.02億港元流動負債及2.88億港元長期負債。流動比率維持在1.8之健康水平。

LIQUIDITY AND FINANCIAL RESOURCES

Turnover and net profit for the year were increased by 34% and 33% respectively. Earnings per share were accordingly enhanced by approximately 31%.

As at 31 December 2005, the surplus cash and bank balances, net of outstanding bank and other borrowings were about HK$417 million (2004: HK$53 million). These borrowings bear interest at prevailing market rate and their maturity profiles are shown in the notes to the financial statements.

The financial position of the Group is even better than last year and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$848 million at 31 December 2005) together with adequate unutilised banking facilities. The gearing ratio based on total liabilities, net of cash and bank balances was approximately 33%.

Capital expenditure of around HK$2 billion for the next three years in respect of acquisitions of property, plant and equipment was authorised but not contracted for. Their expected sources of funding will be principally from internal reserves.

流動資金及財政資源

年內，營業額及純利分別上升34%及33%，因此每股盈利隨之增加約31%。

於二零零五年十二月三十一日，淨現金及銀行結存（扣除未償還之銀行及其它借貸）約為4.17億港元（二零零四年：0.53億港元）。該等借貸之利率乃根據現行市場息率而釐定，其還款期載於財務報表附註。

本集團之財務狀況較去年更為穩健，其同時持有高度充盈之現金及銀行結存（於二零零五年十二月三十一日為8.48億港元），及足夠之尚未運用銀行備用額，足以應付未來之資本擴展所需。資本負債比率按總負債（經扣除現金及銀行結存）計算約為33%。

未來三年，將有約20億港元之資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要來自內部儲備。

GENERAL

During the year, the Company issued 6,475,000 ordinary shares of HK$0.1 each under share option scheme at HK$2.196 per share, for a consideration of HK$14,219,100. The new shares rank pari passu with the existing shares in all respects and the issued share capital of the Company was accordingly increased to HK$45,816,453 at 31 December 2005.

The state of the Group's current order books is very good.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to and disposals of fixed assets mainly in plant and machinery were approximately HK$435 million and HK$15 million during the year. As at 31 December 2005, the Group had pledged certain of its machinery with an aggregate carrying value of approximately HK$47 million to secure banking facilities granted to the Company's subsidiaries.

More than 6,800 workers and staff are currently employed in our Shan Wei factory in China and around 80 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$196 million.

The Group had no material contingent liabilities at the balance sheet date and exposure to fluctuations in exchange rates was minor and properly hedged, if any.

一般事項

年內，本公司根據購股權計劃以每股2.196港元發行6,475,000股每股面值0.1港元之普通股，股款為14,219,100港元。該等新股份與現有股份在各方面均享有同等權利，本公司於二零零五年十二月三十一日之已發行股本因此增加至45,816,453港元。

本集團現時之訂單數量非常理想。

除附屬公司及聯營公司投資外，本集團及本公司均無於年內持有任何重大投資。

年內，固定資產添置及出售（以廠房及機器為主）約為4.35億港元及0.15億港元。於二零零五年十二月三十一日，本集團已將其賬面總值約0.47億港元之若干機器質押，以作為本公司附屬公司銀行信貸額之抵押品。

現時超過6,800名工人及僱員受聘於本集團位於國內汕尾之工廠，以及約有80名員工受聘於本集團香港辦事處。年內，員工總成本約為1.96億港元。

本集團於結算日概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖（如有）。

OUTLOOK

Our business expansion over the past few years was based on solid grounds of making the right investments in production facilities, selecting the right products to develop and sell and targeting the right market to penetrate. We will continue to fine-tune the execution of these policies to keep the Group growing in the right direction. As a matter of self-monitoring, more and more internal controls will be and are being deployed to regulate this growing process. After the successful launch of the MRPII system in material requisition and production planning in around May 2004 which resulted in rapid decline in inventory turnover period from over 100 days to around 50 days, a new ERP system is now being tested which will further enhance the production efficiency of the Group.

前景

我們之業務在過往數年不斷擴充，乃建基於在生產設施方面進行適當投資、挑選合適之產品作開發及銷售以及眼光獨到地進軍適當之目標市場。我們將繼續調整執行此等政策，使本集團可循著適當方向發展。至於自我監察方面，本集團會實行更廣泛之內部監控，務求監察增長過程。於二零零四年五月，本集團成功推出物料採購及生產規劃之MRPII系統，使存貨周轉期迅速由超過100天縮短至約50天。於推出有關系統後，本集團現正測試另一項新企業資源規劃系統，可進一步提升本集團之生產效率。

OUTLOOK *(Continued)*

As an industrialist with more emphasis on production and R&D, we have also put much efforts in our marketing force. In order to strengthen our direct business relationships with multinational customers, we had during the year re-organised our various overseas marketing offices including the Europe, USA and Japan subsidiaries. The successful implementation of the said re-structuring will no doubt be advantageous to our healthy growth in geographical segments and diversify the associated credit risk.

2006 and the following couple of years will witness the Group's another dramatic change in technological breakthrough. Through years of product development and feasibility study, we are now in the process of finalising the investments of a mass production plant in TFT panel or OLED ("Organic Light Emitting Diode") displays. The plan established so far is based on a principally self-financed model. We are fully confident of achieving the goal in the near future and thereafter our customers can enjoy the benefit of an even more cost effective total colour display solution under TRULY's brand name.

前景 *(續)*

作為著重生產及研發之工業家，我們亦十分著重市場推廣。為鞏固我們與跨國客戶之間之直接業務關係，我們於年內重組多家海外市場推廣辦事處，包括歐洲、美國及日本之附屬公司。成功進行上述重組事宜勢將有利我們地區分類之健康增長，並可分散相關信貸風險。

二零零六年及往後數年將見證本集團在技術突破方面之另一重大轉變。透過多年之產品開發及可行性研究工作，我們現正踏入決定投資於TFT面板或OLED（「有機電致發光顯示器件」）顯示器大規模生產廠房之最後階段。有關計劃暫時根據主要為自資模式而計劃。我們極具信心可於不久將來達到目標，其後，我們之客戶則可受惠於信利品牌下更具成本效益之彩色顯示器完整方案。

DIVIDENDS

The directors recommend the payment of a final dividend for the year ended 31 December 2005 of 25 HK cents per share (2004: 23 HK cents) which, together with the interim dividend of 23 HK cents per share (2004: 17 HK cents) paid in October, 2005, makes a total dividend for the year of 48 HK cents per share (2004: 40 HK cents).

The total dividend payout ratio for the year was about 31% and it is the Board's long-term target to keep this ratio in between 30% and 35%.

股息

董事建議就截至二零零五年十二月三十一日止年度派付每股25港仙（二零零四年：23港仙）之末期股息，連同已於二零零五年十月派付之中期股息每股23港仙（二零零四年：17港仙）計算，本年度之股息總額為每股48港仙（二零零四年：40港仙）。

年內之總派息比率約為31%，董事會擬定之長期派息率目標為30%至35%之間。

CUSTOMERS AND SUPPLIERS

In the year under review, sales to the five largest customers and purchases from the five largest suppliers accounted for less than 30% of the total sales and purchases of the Group respectively.

As at 31 December 2005, none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's issued share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers mentioned in the preceding paragraph.

客戶及供應商

回顧年內，向五大客戶進行之銷售及自五大供應商之購貨額分別佔本集團總銷售額及購貨額不足30%。

於二零零五年十二月三十一日，概無董事、彼等之聯繫人或據董事所知擁有本公司已發行股本超過5%之股東於前段所述本集團五大客戶及／或五大供應商中擁有任何實益權益。

DIRECTORS AND SENIOR MANAGEMENT

Biographical details of the directors of the Company and senior management of the Group are set out as follows:–

Mr. Lam Wai Wah, Steven, aged 53, is the Chairman and Managing Director of the Company. He is the founder of the Group and has over 29 years of experience in the electronics industry. He is primarily responsible for the formulation of the Group's overall strategic planning and business development.

Mr. Wong Pong Chun, James, aged 47, is an Executive Director of the Company. He is responsible for the Group's operations and external affairs. He joined the Group in 1987.

Mr. Cheung Tat Sang, James, aged 50, is an Executive Director of the Company. He is responsible for the sales of the Group's LCD products and other semiconductor components. Prior to joining the Group in 1989, he was sales manager for a number of electronics companies for over 10 years.

Mr. Li Jian Hua, aged 42, is the Head of the Group's LCD Production Division and an Executive Director of the Company. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years.

Mr. Chung Kam Kwong, aged 48, is an independent Non-executive Director of the Company and the Chairman of the Group's Audit, Remuneration and Nomination Committees. He is a practising Certified Public Accountant in Hong Kong and is members of the Hong Kong Institute of Certified Public Accountants and the Australian Society of Certified Practising Accountants and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung has extensive experience in accounting and financial management and has been the independent Non-executive Director, management consultant and Company Secretary of a number of listed companies in Hong Kong.

Mr. Ip Cho Ting, Spencer, aged 47, is an independent Non-executive Director and members of the Group's Audit, Remuneration and Nomination Committees. He is the holder of a Bachelor of Science degree from the University of Wisconsin, Green Bay, U.S.A. Mr. Ip operates his own business in the commercial sector.

董事及高級管理人員

以下所載為本公司董事及本集團高級管理人員之履歷：

林偉華先生，現年五十三歲，本公司之主席兼董事總經理。彼為本集團之創辦人，從事電子業超過二十九年，主要負責制訂本集團之整體策略及業務發展。

黃邦俊先生，現年四十七歲，本公司之執行董事。彼負責本集團之業務運作與對外事務。彼於一九八七年加入本集團。

張達生先生，現年五十歲，本公司之執行董事。彼負責銷售本集團之液晶體顯示器產品及其他半導體元件。彼於一九八九年加入本集團之前，曾任多間電子公司之營業經理逾十年。

李建華先生，現年四十二歲，本集團之液晶體顯示器生產部主管兼本公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職近兩年。

鍾錦光先生，現年四十八歲，本公司之獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會的主席。彼為香港執業會計師，並為香港會計師公會資深會員，澳洲註冊會計師，亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗，並為香港多間上市公司的獨立非執行董事、管理顧問及公司秘書。

葉祖亭先生，現年四十七歲，獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會之成員。彼持有美國Green Bay 威斯康辛大學之理學士學位。葉先生於商界經營其自身之業務。

DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

Mr. Heung Kai Sing, aged 57, is an independent Non-executive Director and members of the Group's Audit, Remuneration and Nomination Committees. He has experience in textile industry.

Mr. Cheung Chong Hai, aged 54. Mr. Cheung joined the Group in 1987 and is the General Manager of Truly Semiconductors (Europe) GmbH with main responsibility in the marketing of the Group's LCD products to customers in Europe.

Mr. Ng Sui Wa, Thomas, aged 43, is the Group's Chief Financial Officer and the Finance Director of Truly Semiconductors Limited. He graduated from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants. Mr. Ng joined the Group in 1996 and has more than 18 years of experiences for working in an international accounting firm and in the commercial and industrial sectors.

Lam Wai Wah, Steven
Chairman

Hong Kong, 23 March 2006

董事及高級管理人員 *(續)*

香啟誠先生，現年五十七歲，獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會之成員。彼於紡織業擁有豐富經驗。

張壯希先生，現年五十四歲。張先生於一九八七年加入本集團，現任Truly Semiconductors (Europe) GmbH 之總經理，專責向歐洲客戶推廣本集團之液晶體顯示器產品。

吳瑞華先生，現年四十三歲，為本集團之財務總監，並為信利半導體有限公司之財務董事。彼畢業於香港大學，並為英國特許公認會計師公會之會員。吳先生於一九九六年加入本集團，擁有在一間國際會計師行及工商界逾十八年的工作經驗。

主席
林偉華

香港，二零零六年三月二十三日

The directors present their annual report and the audited financial statements for the year ended 31 December 2005.

董事會謹此提呈截至二零零五年十二月三十一日止年度之年報及經審核財務報表。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators and electronic components.

主要業務

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器產品及電子消費產品，包括 MP3 播放機、計算機及電子零件。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2005 are set out in the consolidated income statement on page 24.

An interim dividend of 23 HK cents per share, amounting to HK$105,378,000, was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of 25 HK cents per share to the shareholders of the Company whose names appear on the register of members on 28 April 2006, amounting to HK$114,614,000, and the retention of the remaining profit of HK$482,056,000 for the year.

業績及溢利分配

截至二零零五年十二月三十一日止年度的本集團業績載列於第24頁的綜合收益表內。

本公司已於年內向股東支付中期股息每股23港仙，合共105,378,000港元。

董事建議向二零零六年四月二十八日名列本公司股東名冊的股東派發末期股息每股25港仙，總額約114,614,000港元，並且保留本年度餘下溢利482,056,000港元。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired plant and machinery amounting to HK$379,142,000 for the purpose of expanding its manufacturing capacity in Shan Wei City, Guangdong Province in the People's Republic of China.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 15 to the financial statements.

物業、廠房及設備

年內，本集團就擴充中華人民共和國廣東省汕尾市之生產力而添置總值379,142,000港元之廠房及設備。

本集團年內之物業、廠房及設備之詳情及其他變動情況載於財務報表附註第15項。

SHARE CAPITAL

Details of movements during the year in the issued share capital of the Company are set out in note 29 to the financial statements.

股本

本公司之已發行股本於年內之變動詳情載於財務報表附註第29項。

DISTRIBUTABLE RESERVES OF THE COMPANY

本公司之可分派儲備

The Company's reserves available for distribution to shareholders as at 31 December 2005 were as follows:

於二零零五年十二月三十一日，本公司可分派予股東之儲備如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Share premium	股份溢價	279,431	265,860
Special reserve	特別儲備	17,409	17,409
Retained earnings	保留盈利	18,254	3,271
		315,094	286,540

Under the applicable laws of the Cayman Islands, the share premium of the Company is available for distributions or paying dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediate following the distribution or paying dividend the Company is able to pay its debts as they fall due in the ordinary course of business.

根據開曼群島之適用法例，本公司之股份溢價可依據其組織章程大綱或細則之條文向股東作出分派或支付股息，惟於緊隨作出分派或支付股息後，本公司須可於日常業務過程中支付到期償項。

The special reserve of the Company represents the difference between the net book values of the underlying assets of the Company's subsidiaries acquired at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisitions.

本公司之特別儲備乃指於本公司在收購其附屬公司之股份當日該等被收購公司之相關資產賬面淨值與本公司就收購而發行之股份面值兩者間之差額。

DIRECTORS

董事

The directors of the Company during the year and up to the date of this report were:

年內及截至本報告書之日期止，本公司之董事名單如下：

Executive directors:

執行董事：

Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

林偉華
黃邦俊
張達生
李建華

Independent non-executive directors:

獨立非執行董事：

Chung Kam Kwong
Heung Kai Sing
Ip Cho Ting, Spencer

鍾錦光
香啟誠
葉祖亭

DIRECTORS *(Continued)*

In accordance with Articles 100 and 120 of the Company's Articles of Association, Wong Pong Chun, James and Cheung Tat Sang, James retire and, being eligible, offer themselves for re-election.

The independent non-executive directors are subject to retirement by rotation in accordance with the above articles.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

董事 *(續)*

依據本公司組織章程細則第100條及第120條之規定，黃邦俊與張達生行將告退，惟合資格並表示願意膺選連任。

獨立非執行董事須按上述細則輪值告退。

擬於即將舉行之股東週年大會膺選連任之董事概無與本公司或其附屬公司訂立任何本集團不得於一年內免付賠償（法定賠償除外）而予以終止之服務合約。

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之合約權益

本公司或其任何附屬公司，概無訂立任何本公司董事直接或間接擁有重大權益，並且於本年底或年內任何時間仍然生效之重大合約。

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 31 December 2005, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

董事之股份及相關股份權益

根據本公司遵照證券及期貨條例第352條所保存之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司，於二零零五年十二月三十一日，董事及其聯繫人擁有之本公司股份及相關股份權益如下：

Long positions

(a) Ordinary shares of HK$0.1 each of the Company

好倉

(a) 本公司每股面值0.1港元之普通股

Name of director 董事姓名	Capacity 身分	Number of issued ordinary shares held 所持之已發行普通股數目	Percentage of the issued share capital of the Company 佔本公司之已發行股本百分比 %
Lam Wai Wah, Steven 林偉華	Beneficial owner 實益擁有人	199,548,000	43.55
	Held by spouse (note 1) 由配偶持有（附註1）	12,100,000	2.64
		211,648,000	46.19
Wong Pong Chun, James 黃邦俊	Beneficial owner 實益擁有人	404,000	0.09
	Held by spouse (note 2) 由配偶持有（附註2）	100,000	0.02
		504,000	0.11
Cheung Tat Sang, James 張達生	Beneficial owner 實益擁有人	910,000	0.20
Li Jian Hua 李建華	Beneficial owner 實益擁有人	1,173,000	0.26

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES *(Continued)*

董事之股份及相關股份權益 *(續)*

Long positions *(Continued)*

好倉 *(續)*

(b) Share options

(b) 購股權

Name of director 董事姓名	Capacity 身分	Number of options held 所持之購股權數目	Number of underlying shares 相關股份數目
Lam Wai Wah, Steven 林偉華	Beneficial owner 實益擁有人	6,900,000	6,900,000
Wong Pong Chun, James 黃邦俊	Beneficial owner 實益擁有人	5,190,000	5,190,000
Cheung Tat Sang, James 張達生	Beneficial owner 實益擁有人	8,100,000	8,100,000
Li Jian Hua 李建華	Beneficial owner 實益擁有人	4,400,000	4,400,000
	Held by spouse (note 3) 由配偶持有(附註3)	4,400,000	4,400,000
		28,990,000	28,990,000

Notes:

1. Lam Wai Wah, Steven is deemed to be interested in 12,100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.
2. Wong Pong Chun, James is deemed to be interested in 100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.
3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

附註:

1. 林偉華被視為擁有12,100,000股由其配偶鍾琼綺實益擁有之本公司普通股權益。
2. 黃邦俊被視為擁有100,000股由其配偶黎清梅實益擁有之本公司普通股權益。
3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 31 December 2005.

除上文所披露者外,於二零零五年十二月三十一日,各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

SHARE OPTIONS

Particulars of the Company's share option schemes are set out in note 34 to the financial statements.

The following table discloses movements in the Company's share options during the year:

購股權

有關本公司購股權計劃之詳情載於財務報表附註第34項。

下表披露本公司之購股權於年內之變動：

	Option type 購股權類別	Number of options outstanding at beginning of year 於年初尚未行使購股權數目	Exercised during year 年內行使	Number of options outstanding at end of year 於年終尚未行使購股權數目
Category 1: Directors 第一類：董事				
Lam Wai Wah, Steven 林偉華	2001	6,900,000	–	6,900,000
Wong Pong Chun, James	2001	1,270,000	(480,000)	790,000
黃邦俊	2003	4,400,000	–	4,400,000
Cheung Tat Sang, James	2001	6,200,000	(2,500,000)	3,700,000
張達生	2003	4,400,000	–	4,400,000
Li Jian Hua (Note) 李建華(附註)	2003	8,800,000	–	8,800,000
		31,970,000	(2,980,000)	28,990,000

Note: Li Jian Hua is deemed to be interested in 4,400,000 2003 share options, being the interests held beneficially by his spouse, Guo Yu Yan.

附註：李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之二零零三年購股權權益。

Category 2: Substantial shareholder

Other than the share options held by Lam Wai Wah, Steven as disclosed above, no share option has been granted to other substantial shareholders.

第二類：主要股東

除上文所披露由林偉華持有之購股權外，本公司概無向其他主要股東授予購股權。

	Option type 購股權類別	Number of options outstanding at beginning of year 於年初尚未行使購股權數目	Exercised during year 年內行使	Number of options outstanding at end of year 於年終尚未行使購股權數目
Category 3: Employees	2001	6,200,000	(3,495,000)	2,705,000
第三類：僱員	2003	26,400,000	–	26,400,000
		32,600,000	(3,495,000)	29,105,000

The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$10.38.

本公司股份於緊接購股權獲行使日期前之加權平均收市價為10.38港元。

ARRANGEMENT TO ACQUIRE SHARES OR DEBENTURES

Other than the share option schemes disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於年內並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

主要股東

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，截至二零零五年十二月三十一日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

Long positions 好倉

Ordinary shares of HK$0.1 each of the Company

本公司每股面值0.1港元之普通股

Name of shareholder 股東姓名	Capacity 身分	Number of issued ordinary shares held 所持之已發行普通股數目	Percentage of the issued share capital of the Company 佔本公司之已發行股本百分比 %
Chan Kin Sun (note) 陳建新（附註）	Beneficial owner 實益擁有人	28,900,000	6.31
	Held by spouse 由配偶持有	9,856,000	2.15
		38,756,000	8.46
Chan Lai Lan 陳麗蘭	Beneficial owner 實益擁有人	25,896,000	5.65

Note: Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 shares of the Company.

附註：陳建新及其配偶鄭群英被視為擁有本公司38,756,000股股份權益。

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 December 2005.

除上文所披露者外，截至二零零五年十二月三十一日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉。

EMOLUMENT POLICY

The emolument policy of the employees of the Group is set up by the Remuneration Committee on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

The Company has adopted share option schemes as an incentive to directors and eligible employees, details of the schemes are set out in note 34 to the financial statements.

薪酬政策

本集團僱員之薪酬政策乃由薪酬委員會按僱員之貢獻、資歷及能力釐定。

本公司董事之酬金乃由薪酬委員會經考慮本公司之經營業績、個人表現及可資比較市場統計數據釐定。

本公司已採納購股權計劃，作為對董事及合資格僱員之獎勵。有關計劃詳情載於財務報表附註第34項。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購買權

本公司之組織章程細則或開曼群島法例均無關於優先購買權之規定。本公司無須按此規定而按現有股東之持股比例發行新股。

PURCHASES, SALES OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

購買、出售或贖回上市證券

本公司或其附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

MODEL CODE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧年度未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十所載之上市發行人董事進行證券交易的標準守則。

AUDIT COMMITTEE

The Company has an Audit Committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The annual results have been reviewed by the Audit Committee which comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong (being the Chairman), Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, and Mr. Wong Pong Chun, James, an executive director, as members. They meet at least four times a year.

The Group has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

審核委員會

本公司已遵照企業管治常規守則(「守則」)之守則條文而成立審核委員會,以便審閱及監察本集團財務申報事宜及內部控制。全年業績已經由審核委員會審閱,而審核委員會由全體三名獨立非執行董事鍾錦光先生(委員會主席)、葉祖亭先生及香啟誠先生(委員會成員),以及執行董事黃邦俊先生(委員會成員)組成。彼等每年最少召開四次會議。

本集團已根據上市規則第3.13條接獲各獨立非執行董事分別發出有關其獨立性之年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

REMUNERATION AND NOMINATION COMMITTEES

The Company has set up a Remuneration Committee and a Nomination Committee respectively in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members, namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, an executive director of the Company.

薪酬委員會及提名委員會

本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。兩個委員會均由獨立非執行董事鍾錦光先生出任主席,並包括三名其他成員葉祖亭先生及香啟誠先生(獨立非執行董事)以及黃邦俊先生(本公司執行董事)。

CORPORATE GOVERNANCE

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective on 1 January 2005, throughout the year ended 31 December 2005, except for the following major deviations:

1. Code Provision A.2.1 – The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of Company and believes that this structure will enable us to make and implement decisions promptly and efficiently.

企業管治

截至二零零五年十二月三十一日止年度,本集團一直遵守於二零零五年一月一日生效之上市規則附錄十四內企業管治常規守則所載之所有適用守則條文,惟以下重大偏差除外:

1. 守則條文第A.2.1條─主席及行政總裁之職位不可分開,且由同一人(林偉華先生)出任。董事會將定期舉行會議,以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡,並相信此架構將使本集團能快速及有效制訂及推行決策。

CORPORATE GOVERNANCE *(Continued)*

2. Code Provision A.4.1 – The independent non-executive Directors have not been appointed for a specific term, but are subject to retirement and re-election in accordance with the Articles.

3. Code Provision A.4.2 – This Code Provision stipulates that all directors appointed to fill a casual vacancy shall hold office until the first next general meeting after their appointment, and every director should be subject to retirement by rotation at least once every three years. According to the Articles, any Director shall hold office until the next following annual general meeting and at such meeting, one-third of the Board shall retire from office by rotation and be eligible for re-election. Amendments to the relevant provisions of the Articles will be proposed at the 2006 annual general meeting of the Company to comply with Code Provisions A.4.1 and A.4.2.

企業管治 *(續)*

2. 守則條文第A.4.1條─獨立非執行董事並無按特定任期委任,惟須根據細則退任及膺選連任。

3. 守則條文第A.4.2條─此項守則條文訂明,所有就填補臨時空缺而獲委任之董事將任職至彼等獲委任後之首個應屆股東大會,而每名董事須最少每三年輪席告退一次。根據細則,任何董事須任職至下屆股東週年大會,而於每次大會上,董事會三分之一之董事須輪席告退,並合資格膺選連任。細則有關條文之修訂將於本公司二零零六年股東週年大會上提呈,以符合守則條文第A.4.1條及第A.4.2條。

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2005.

公眾持股量充裕程度

本公司於截至二零零五年十二月三十一日止年度內一直維持足夠之公眾持股量。

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$5,421,000.

捐款

於年內,本集團捐出為數5,421,000港元之慈善及其他捐款。

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

核數師

在本公司之股東週年大會上將提呈一項決議案,以重新委聘德勤•關黃陳方會計師行連任本公司核數師之職。

On behalf of the Board

Lam Wai Wah, Steven
CHAIRMAN

Hong Kong, 23 March 2006

代表董事會

主席
林偉華

香港,二零零六年三月二十三日

Deloitte.
德勤

TO THE SHAREHOLDERS OF
TRULY INTERNATIONAL HOLDINGS LIMITED
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Truly International Holdings Limited (the "Company") and its subsidiaries (the "Group") from pages 24 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 23 March 2006

致信利國際有限公司
*(於開曼群島註冊成立之有限公司)*股東

本核數師行已完成審核載於第24至83頁信利國際有限公司(「貴公司」)及其附屬公司(「貴集團」)按照香港普遍採納之會計原則編製的綜合財務報表。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平之綜合財務報表。在編製該等綜合財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果,對該等財務報表表達獨立的意見,並向股東(作為法人)作出報告,除此以外別無其他用途。本行不會就本報告內容向任何其他人士承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈的香港核數準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等綜合財務報表時所作出的重大估計和判斷、所釐定的會計政策是否適合　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲得充份的憑證,就該等綜合財務報表是否存有重要錯誤陳述,作出合理的確定。在表達意見時,本行亦已衡量該等綜合財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為綜合財務報表均真實與公平地反映　貴集團於二零零五年十二月三十一日的財務狀況及　貴集團截至該日止年度的溢利和現金流量,並已按照香港公司條例之披露要求而妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港,二零零六年三月二十三日

Consolidated Income Statement
綜合收益表

For the year ended 31 December 2005
截至二零零五年十二月三十一日止年度

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元 (Restated) (重列)
Turnover	營業額	6	**4,574,079**	3,406,992
Cost of sales	銷售成本		**(3,487,719)**	(2,615,969)
Gross profit	毛利		**1,086,360**	791,023
Other income	其他收入		**27,438**	16,061
Distribution costs	分銷成本		**(73,592)**	(54,839)
Administrative expenses	行政費用		**(164,459)**	(130,229)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損		**(7,800)**	–
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損		**(6,377)**	–
Finance costs	財務費用	8	**(19,683)**	(14,201)
Share of results of an associate	應佔一家聯營公司業績		**(382)**	113
Profit before taxation	除税前溢利		**841,505**	607,928
Income tax expense	所得税開支	9	**(139,457)**	(81,427)
Profit for the year	本年度溢利	10	**702,048**	526,501
Dividends	股息	13	**219,992**	180,651
Earnings per share	每股盈利	14		
Basic	基本		**HK$1.54港元**	HK$1.18港元
Diluted	攤薄		**HK$1.50港元**	HK$1.13港元

Consolidated Balance Sheet
綜合資產負債表

At 31 December 2005
於二零零五年十二月三十一日

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元 (Restated) (重列)
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	15	1,091,452	803,652
Prepaid lease payments	預付租賃款項	16	98,267	88,532
Intangible assets	無形資產	17	19,402	28,796
Goodwill	商譽	18	413	413
Interest in an associate	一家聯營公司之權益	19	1,086	1,285
Available-for-sale investments	可供出售投資	20	–	–
Investment securities	證券投資	21	–	7,800
Deferred tax assets	遞延税項資產	28	415	–
Deposits paid for acquisition of property, plant and equipment	就收購物業、廠房及設備支付按金		60,592	–
			1,271,627	930,478
Current assets	流動資產			
Inventories	存貨	22	549,994	445,500
Prepaid lease payments	預付租賃款項	16	2,456	1,713
Trade and other receivables	應收賬項及其他應收款項	23	753,253	550,832
Short-term loans receivable	短期應收貸款	24	–	1,500
Amount due from an associate	應收一家聯營公司款項		447	1,071
Tax recoverable	可收回税項		1,967	1,465
Bank balances and cash	銀行結存及現金		848,436	476,388
			2,156,553	1,478,469
Current liabilities	流動負債			
Trade and other payables	應付賬項及其他應付款項	25	921,761	508,463
Tax liabilities	税項負債		98,728	49,836
Obligations under finance leases	融資租約債務	26	–	5,326
Bank borrowings	銀行借貸	27	181,937	194,671
			1,202,426	758,296
Net current assets	流動資產淨額		954,127	720,173
Total assets less current liabilities	資產總額減去流動負債		2,225,754	1,650,651

At 31 December 2005
於二零零五年十二月三十一日

		Notes 附註	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元 (Restated) (重列)
Non-current liabilities	非流動負債			
Obligations under finance leases	融資租約債務	26	**–**	5,313
Bank borrowings	銀行借貸	27	**249,559**	218,029
Deferred tax liabilities	遞延稅項負債	28	**38,150**	19,370
			287,709	242,712
			1,938,045	1,407,939
Capital and reserves	資本及儲備			
Share capital	股本	29	**45,816**	45,168
Reserves	儲備		**1,892,229**	1,362,771
			1,938,045	1,407,939

The financial statements on pages 24 to 83 were approved and authorised for issue by the Board of Directors on 23 March 2006 and are signed on its behalf by:

載於第24頁至83頁之財務報表已於二零零六年三月二十三日獲董事會批准及授權刊發，並由下列董事代表簽署：

Lam Wai Wah, Steven
林偉華
DIRECTOR
董事

Wong Pong Chun, James
黃邦俊
DIRECTOR
董事

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended 31 December 2005
截至二零零五年十二月三十一日止年度

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Negative goodwill 負商譽 HK$'000 千港元	Exchange reserve 外滙儲備 HK$'000 千港元	Other reserves 其他儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 January 2004	於二零零四年一月一日	44,425	250,288	990	82	996	2,004	-	696,447	995,232
Exchange differences arising on translation of foreign operations recognised directly in equity	換算海外經營業務所產生而未於股本內直接確認之外滙差額	-	-	-	-	-	312	-	-	312
Profit for the year	本年度溢利	-	-	-	-	-	-	-	526,501	526,501
Total recognised income for the year	本年度已確認收入總額	-	-	-	-	-	312	-	526,501	526,813
Shares issued at premium	按溢價發行股份	743	15,572	-	-	-	-	-	-	16,315
Dividends paid	已付股息	-	-	-	-	-	-	-	(130,421)	(130,421)
At 31 December 2004 as originally stated	於二零零四年十二月三十一日（原先呈列）	45,168	265,860	990	82	996	2,316	-	1,092,527	1,407,939
Effects of changes in accounting policies (See Note 2)	會計政策變動之影響（見附註第2項）	-	-	-	-	(996)	-	-	996	-
At 1 January 2005 *as restated*	於二零零五年一月一日（重列）	45,168	265,860	990	82	-	2,316	-	1,093,523	1,407,939
Exchange differences arising on translation of foreign operations recognised directly in equity	換算海外經營業務所產生而未於股本內直接確認之外滙差額	-	-	-	-	-	23,793	-	-	23,793
Profit for the year	本年度溢利	-	-	-	-	-	-	-	702,048	702,048
Total recognised income for the year	本年度已確認收入總額	-	-	-	-	-	23,793	-	702,048	725,841
Shares issued at premium	按溢價發行股份	648	13,571	-	-	-	-	-	-	14,219
Transfer	轉撥	-	-	-	-	-	-	125,543	(125,543)	-
Dividends paid	已付股息	-	-	-	-	-	-	-	(209,954)	(209,954)
At 31 December 2005	於二零零五年十二月三十一日	**45,816**	**279,431**	**990**	**82**	**-**	**26,109**	**125,543**	**1,460,074**	**1,938,045**

The special reserve represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the Company's shares issued for the acquisitions.

特別儲備乃指所收購附屬公司之股份面值與本公司就收購而發行之股份面值兩者間之差額。

Other reserves comprises statutory surplus reserve and enterprise expansion reserve of the subsidiaries established in the People's Republic of China other than Hong Kong (the "PRC"). According to the Articles of Association of the PRC subsidiaries, a percentage of net profit as reported in the PRC statutory accounts should be transferred to statutory surplus reserve and enterprise expansion reserve determined at the discretion of the board of directors of these companies. The statutory surplus reserve can be used to set off accumulated loss whilst the enterprise expansion reserve can be used for expansion of production facilities or increase in registered capital.

其他儲備包括在中華人民共和國(不包括香港)(「中國」)成立之附屬公司之法定盈餘儲備及企業發展儲備。根據中國附屬公司之組織章程細則,中國法定賬目內呈報之純利須轉撥由該等公司董事會酌情釐定之某百分比至法定盈餘儲備及企業發展儲備。法定盈餘儲備可用作抵銷累計虧損,而企業發展儲備則可用於擴展生產設施或增加註冊資本。

Consolidated Cash Flow Statement
綜合現金流量表

For the year ended 31 December 2005
截至二零零五年十二月三十一日止年度

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元 (Restated) (重列)
OPERATING ACTIVITIES	**經營業務**		
Profit before taxation	除稅前溢利	**841,505**	607,928
Adjustments for:	調整：		
Interest income	利息收入	**(14,536)**	(1,477)
Amortisation of development expenditure	攤銷發展支出	**9,455**	9,455
Amortisation of trademarks	攤銷商標	**344**	373
Amortisation of goodwill	攤銷商譽	**–**	118
Write-off of development expenditure	撇銷發展支出	**–**	781
Depreciation and amortisation of property, plant and equipment	折舊及攤銷物業、廠房及設備	**148,904**	110,708
Amortisation of prepaid lease payments	攤銷預付租賃款項	**2,456**	1,713
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	**4,197**	2,362
Release of government grant	解除政府補助	**(1,856)**	(1,162)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損	**7,800**	–
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**6,377**	–
Finance costs	財務費用	**19,683**	14,201
Share of results of an associate	應佔一家聯營公司業績	**382**	(113)
Operating cash flows before movements in working capital	未計營運資金變動前之經營現金流量	**1,024,711**	744,887
Increase in inventories	存貨增加	**(101,065)**	(154,405)
Increase in trade and other receivables	應收賬項及其他應收款項增加	**(196,862)**	(144,452)
Decrease in amount due from an associate	應收一家聯營公司款項減少	**–**	1,309
Increase in trade and other payables	應付賬款及其他應付款項增加	**413,051**	209,184
Effect of realignment of foreign exchange rate	調整滙率之影響	**3,679**	(31)
Cash generated from operations	經營業務所賺取之現金	**1,143,514**	656,492
Hong Kong Profits Tax paid	已繳香港利得稅	**(35,619)**	(17,370)
PRC Enterprise Income Tax paid	已繳中國企業所得稅	**(37,986)**	(45,495)
Overseas tax refunded (paid)	退回（已繳）海外稅項	**135**	(319)
NET CASH FROM OPERATING ACTIVITIES	**經營業務所產生之淨額現金**	**1,070,044**	593,308

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元 (Restated) (重列)
INVESTING ACTIVITIES	**投資業務**		
Purchase of property, plant and equipment	購買物業、廠房及設備	**(434,767)**	(187,195)
Deposits paid for acquisition of property, plant and equipment	收購物業、廠房及設備之已付按金	**(60,592)**	–
Addition of prepaid lease payments	預付租賃款項增加	**(12,923)**	–
Acquisition of intangible assets	收購無形資產	**(405)**	(253)
Interest received	已收利息	**14,536**	1,477
Decrease in short-term loans receivable	短期應收貸款減少	**1,500**	2,437
Amount repaid from an associate	一家聯營公司償還款項	**624**	–
Purchase of investment securities	購買證券投資	**–**	(7,800)
Proceeds from disposals of property, plant and equipment	出售物業、廠房及設備所得收入	**–**	100
NET CASH USED IN INVESTING ACTIVITIES	**投資業務所耗用之淨額現金**	**(492,027)**	(191,234)
FINANCING ACTIVITIES	**融資活動**		
Repayment of bank borrowings	償還銀行借貸	**(236,226)**	(583,420)
Dividends paid	已付股息	**(209,954)**	(130,421)
Interest paid on bank borrowings	已付銀行借貸利息	**(19,466)**	(13,812)
Payment of obligations under finance leases	融資租約債務付款	**(10,639)**	(10,432)
Interest paid on obligations under finance leases	已付融資租約債務之利息	**(217)**	(389)
New bank borrowings raised	新造銀行借貸	**255,398**	631,226
Proceeds from issue of shares	發行股份所得收入	**14,219**	16,315
NET CASH USED IN FINANCING ACTIVITIES	**融資活動所耗用之淨額現金**	**(206,885)**	(90,933)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**現金及現金等值項目增加淨額**	**371,132**	311,141
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**年初之現金及現金等值項目**	**476,012**	164,556
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**	**1,292**	315
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**年終之現金及現金等值項目**	**848,436**	476,012
ANALYSIS OF CASH AND CASH EQUIVALENTS	**現金及現金等值項目之分析**		
Bank balances and cash	銀行結存及現金	**848,436**	476,388
Bank overdrafts	銀行透支	**–**	(376)
		848,436	476,012

1. GENERAL

The Company was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the section headed "General Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display ("LCD") products and electronic consumer products including MP3 players, calculators and electronic components.

1. 一般事項

本公司在開曼群島根據開曼群島公司法例註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要營業地點之地址於年報「一般資料」一節披露。

綜合財務報表以港元呈報，而港元亦為本公司之功能貨幣。

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器(「LCD」)產品及電子消費產品，包括 MP3 播放機、計算機及電子零件。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of share of tax of an associate has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

2. 應用新訂及經修訂香港財務報告準則

本年度內，本集團首次採納多項由香港會計師公會頒佈之新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱「新香港財務報告準則」)，此等準則均於二零零五年一月一日或之後開始之會計期間生效。應用此等新香港財務報告準則更改綜合收益表、綜合資產負債表及綜合權益變動表之呈報方式。尤其是，應佔一家聯營公司稅項之呈報方式已經更改。呈報方式之變動已追溯應用。採納新香港財務報告準則導致本集團之會計政策在下述範圍有所變動，並影響編製及呈報本會計年度及／或過往會計年度業績之方式：

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" from 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 so that on 1 January 2005 the Group eliminated the carrying amount of the related accumulated amortisation of HK$177,000 with a corresponding decrease in the cost of goodwill (see note 18). The Group has discontinued amortising such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$996,000 was previously recorded in reserves). A corresponding credit to the Group's retained earnings of HK$996,000 has been made.

2. 應用新訂及經修訂香港財務報告準則 *(續)*

業務合併

於本年度，本集團已由二零零五年一月一日起應用香港財務報告準則第3號「業務合併」。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於過往年度，收購所產生之商譽會於其估計可使用年期內撥充資本及攤銷。本集團已應用香港財務報告準則第3號之有關過渡條文，以使於二零零五年一月一日，本集團撇銷相關累計攤銷之賬面值177,000港元，而商譽成本則相應減少（見附註第18項）。自二零零五年一月一日起，本集團不再攤銷有關商譽，而商譽將至少每年進行減值測試。於二零零五年一月一日後進行收購所產生之商譽，會於初次確認後以成本減累計減值虧損（如有）列賬。鑑於此項會計政策有所變動，故本年度並無扣除商譽攤銷。二零零四年之比較數字並無重列。

本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本之差額（前稱「負商譽」）

根據香港財務報告準則第3號，凡本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本（「收購折讓」），均會於進行收購之期間內即時於損益中確認。於過往年度，因二零零一年一月一日前進行收購所產生之負商譽會於儲備中持有。根據香港財務報告準則第3號之有關過渡條文，本集團於二零零五年一月一日終止確認所有負商譽（其中996,000港元之負商譽已於早前在儲備中記錄）。本集團之保留盈利已相應計入996,000港元。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below.

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24") issued by the HKICPA. Under SSAP 24, investments in equity securities, which are securities held for an identified long term strategic purpose, are classified as "investment securities". "Investment securities" are carried at cost less any impairment losses. From 1 January 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

2. 應用新訂及經修訂香港財務報告準則 *(續)*

金融工具

於本年度，本集團已應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。於二零零五年一月一日或之後開始之年度期間生效之香港會計準則第39號一般不容許追溯確認、終止確認或計量金融資產及負債。應用香港會計準則第32號不會對本集團於本會計期間及過往會計期間金融工具之呈報方式構成重大影響。實施香港會計準則第39號所產生之主要影響概述如下。

分類及計量金融資產及金融負債

本集團已應用香港會計準則第39號之有關過渡條文，內容有關分類及計量屬香港會計準則第39號範疇內之金融資產及金融負債。

於二零零四年十二月三十一日前，本集團根據香港會計師公會頒佈之會計實務準則第24號（「會計實務準則第24號」）之基準處理方法分類及計量其股本證券。根據會計實務準則第24號，股本證券投資（乃持作已識別長期策略目的之證券）乃分類為「證券投資」。「證券投資」按成本減任何減值虧損列賬。由二零零五年一月一日起，本集團已根據香港會計準則第39號分類及計量其股本證券。根據香港會計準則第39號，金融資產會分類為「以公平值計量且公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」或「持有至到期之金融資產」。「以公平值計量且公平值計入損益之金融資產」及「可供出售金融資產」乃按公平值列賬，而公平值變動則分別於損益及股本中確認。並無在活躍市場公開報價且公平值不能可靠地計量之可供出售股本投資於初次確認後以成本減去減值列賬。「貸款及應收賬款」及「持有至到期之金融資產」於初次確認後利用實際利率法按經攤銷成本計量。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial instruments *(Continued)*

Classification and measurement of financial assets and financial liabilities (Continued)

On 1 January 2005, the Group classified and measured its equity securities as available-for-sale investment in accordance with the transitional provisions of HKAS 39 but there was no effect on the retained profits of the Group at 1 January 2005.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1 January 2005 onwards. As a result, the Group's bill receivables discounted with full recourse which were derecognised prior to 1 January 2005 have not been restated. As at 31 December 2005, the Group's bills receivables discounted with full recourse have not been derecognised and are included in trade and other receivables. Instead, the related borrowings of HK$5,774,000 have been recognised on the balance sheet date. The relevant finance costs incurred in order to obtain such borrowings are included in the carrying amount of the borrowings on initial recognition and amortised over the terms of the borrowings using the effective interest method. This change in accounting policy has had no material effect on results for the current year.

2. 應用新訂及經修訂香港財務報告準則 *(續)*

金融工具 *(續)*

分類及計量金融資產及金融負債(續)

於二零零五年一月一日，本集團根據香港會計準則第39號之過渡條文，將其股本證券分類及計量為可供出售投資，惟對本集團於二零零五年一月一日之保留溢利並無影響。

終止確認

香港會計準則第39號規定對終止確認金融資產實施較過往期間所應用之標準更為嚴謹之標準。根據香港會計準則第39號，倘及僅倘對資產現金流量之合約權利終止，或資產已轉讓且有關轉讓事項符合香港會計準則第39號下終止確認之資格，方可終止確認金融資產。透過結合風險與回報以及監控測試，可釐定一項轉讓事項是否符合終止確認之資格。本集團已應用有關過渡條文，並已就二零零五年一月一日起之金融資產轉讓提早應用經修訂之會計政策。因此，本集團並無重列於二零零五年一月一日前終止確認之附全部追索權貼現應收票據。於二零零五年十二月三十一日，本集團之附全部追索權貼現應收票據並未終止確認，且計入應收賬款及其他應收款項。取而代之，於結算日已確認相關借貸5,774,000港元。因取得有關借貸而產生之有關財務費用已於初次確認時計入借貸之賬面值，並利用實際利率法於借貸期內攤銷。是項會計政策變動對本年度之業績並無重大影響。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In relation to share options granted before 1 January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 January 2005. This change in accounting policy has had no material effect on results for the current or prior years.

As a result of the changes in the accounting policies described above, the profit for the year is increased by HK$118,000 (2004: nil), which is attributable to the non-amortisation of goodwill which was previously included in administrative expenses.

2. 應用新訂及經修訂香港財務報告準則 *(續)*

業主自用之土地租賃權益

於過往年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並以成本模式計量。於本年度內，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款未能可靠地劃分為土地或樓宇部份，在此情況下則整項租賃一概視為融資租約。倘能就租賃付款可靠地劃分為土地或樓宇部份，於土地之租賃權益應重新分類為經營租約下之預付租賃付款，以成本入賬並於租期內以直線法攤銷。是項會計政策變動已追溯應用。

以股份為基礎之付款

於本年度內，本集團已應用香港財務報告準則第2號「以股份為基礎之付款」。該準則規定，當本集團以股份或涉及股份之權利購買貨品或交換服務(「以股份支付之交易」)，或以相當於某數目股份或涉及股份之權利之價值交換其他資產(「以現金支付之交易」)時，則須對開支予以確認。香港財務報告準則第2號對本集團之主要影響為有關本公司董事及僱員於購股權之公平值(於授出購股權當日釐定)將於歸屬期內列為開支。於應用香港財務報告準則第2號前，本集團在該等購股權獲行使前不會確認其財務影響。本集團已應用香港財務報告準則第2號於二零零五年一月一日或之後所授出之購股權。至於二零零五年一月一日前授出之購股權，本集團並無應用香港財務報告準則第2號於二零零二年十一月七日或之前授出及於二零零五年一月一日前歸屬之購股權。是項會計政策變動對本年或過往年度之業績均無重大影響。

鑑於上述會計政策變動，本年度溢利已增加118,000港元(二零零四年：無)，乃歸因於先前計入行政費用之非攤銷商譽。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

2. 應用新訂及經修訂香港財務報告準則 *(續)*

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

應用新香港財務報告準則於二零零四年十二月三十一日及二零零五年一月一日之累計影響概述如下：

		As at 31 December 2004 (originally stated) 於二零零四年十二月三十一日 (原列) HK$'000 千港元	Adjustments 調整 HK$'000 千港元	As at 31 December 2004 於二零零四年十二月三十一日 (restated) (重列) HK$'000 千港元	Adjustments 調整 HK$'000 千港元	**As at 1 January 2005 於二零零五年一月一日 (restated) (重列) HK$'000 千港元**
Balance sheet items	**資產負債表項目**					
Impact of HKAS 17:	香港會計準則第17號之影響：					
Property, plant and equipment	物業、廠房及設備	893,897	(90,245)	803,652	–	**803,652**
Prepaid lease payments	預付租賃付款	–	90,245	90,245	–	**90,245**
Impact of HKAS 39:	香港會計準則第39號之影響：					
Investment securities	證券投資	7,800	–	7,800	(7,800)	–
Available-for-sale investments	可供出售投資	–	–	–	7,800	**7,800**
Total effects on assets	對資產之總影響	901,697	–	901,697	–	**901,697**
Retained earnings	保留盈利	1,092,527	–	1,092,527	996	**1,093,523**
Negative goodwill reserve	負商譽儲備	996	–	996	(996)	–
Total effects on equity	對股本之總影響	1,093,523	–	1,093,523	–	**1,093,523**

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group has commenced considering the potential impact of these new standards and interpretations but is not yet in a position to determine whether these new standards and interpretations would have a significant impact on how its results of operations and financial position are prepared and presented.

本集團並無提早應用下列已頒佈但未生效之新準則及詮釋。本集團已開始評估此等新準則及詮釋之潛在影響，惟未能釐定此等新準則及詮釋對編製及呈列經營業績及財務狀況之方式是否具有重大影響。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1 January 2007

[2] Effective for annual periods beginning on or after 1 January 2006

[3] Effective for annual periods beginning on or after 1 December 2005

[4] Effective for annual periods beginning on or after 1 March 2006

2. 應用新訂及經修訂香港財務報告準則 *(續)*

香港會計準則第1號（修訂本）	資本披露[1]
香港會計準則第19號（修訂本）	精算盈虧、集團計劃及披露[2]
香港會計準則第21號（修訂本）	海外業務之淨投資[2]
香港會計準則第39號（修訂本）	預測集團內部交易之現金流量對沖會計方法[2]
香港會計準則第39號（修訂本）	公平值期權[2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	金融擔保合約[2]
香港財務報告準則第6號	開拓及評估礦物資源[2]
香港財務報告準則第7號	金融工具：披露[1]
香港（IFRIC）詮釋第4號	釐定安排是否包含租賃[2]
香港（IFRIC）詮釋第5號	解除、恢復及環境修復基金所產生權益之權利[2]
香港（IFRIC）詮釋第6號	參與特定市場－廢物電業及電子設備所產生之負債[3]
香港（IFRIC）詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[4]

[1] 由二零零七年一月一日或之後開始之年度期間生效

[2] 由二零零六年一月一日或之後開始之年度期間生效

[3] 由二零零五年十二月一日或之後開始之年度期間生效

[4] 由二零零六年三月一日或之後開始之年度期間生效

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared under the historical cost convention.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

3. 主要會計政策

綜合財務報表乃根據歷史成本慣例編製。

綜合財務報表已按照香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報表已載入香港聯合交易所有限公司證券上市規則及香港公司條例規定之適用披露資料。

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition. For capitalised goodwill arising on acquisitions, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

3. 主要會計政策(續)

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司之財務報表。

年內收購或出售之附屬公司之業績由其實際收購日期起或截至實際出售日期止(如適用)包括在綜合收益表內。

所有集團內公司間之交易及結餘在綜合賬目時均予以對銷。

商譽

收購附屬公司所產生之商譽,而協議日期於二零零五年一月一日之前,乃指收購成本超出本集團於收購日期在有關附屬公司之可識別資產及負債之公平值中之權益之部份。就已資本化之商譽而言,本集團自二零零五年一月一日起不再繼續攤銷,而有關商譽每年及凡商譽有關之賺取現金單位有可能出現減值之跡象時進行減值測試。

因收購附屬公司而資本化之商譽於資產負債表分別獨立呈列。

就減值測試而言,收購所產生之商譽乃被分配到各有關賺取現金單位,或賺取現金單位之組別,預期彼等從收購之協同效應中受益。已獲配商譽之賺取現金單位每年及凡單位有可能出現減值之跡象時進行減值測試。就於某個財政年度之收購所產生之商譽而言,已獲配商譽之現金賺取單位於該財政年度完結前進行減值測試。當賺取現金單位之可收回金額少於該單位之賬面值,則減值虧損被分配,以削減首先分配到該單位,及其後以單位各資產之賬面值為基準按比例分配到該單位之其他資產之任何商譽之賬面值。商譽之任何減值虧損乃直接於收益表內確認。商譽之減值虧損於其後期間不予撥回。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Goodwill *(Continued)*

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable.

Rental income from properties under operating leases is recognised on a straight-line basis over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than properties under development, are stated at cost less accumulated depreciation and amortisation, and impairment losses.

Buildings in the course of development for production are carried at cost, less any identified impairment losses. Depreciation of these assets, on the same basis as other property within property, plant and equipment, commences when the assets are ready for their intended uses.

3. 主要會計政策 *(續)*

商譽 *(續)*

其後出售附屬公司，被資本化之商譽之應佔金額於出售時計入釐定損益之金額。

聯營公司之權益

聯營公司之業績、資產及負債乃以會計權益法於該等財務報表綜合入賬，惟倘投資被分類為持有作銷售時則除外。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收益確認

貨品之銷售收入乃在貨品已經付運及擁有權已轉移之情況下確認。

利息收入乃根據尚未償還之本金額採用適用利率按時間基準累計。

根據經營租約之物業所得之租金收入於有關租期內按直線法確認。

物業、廠房及設備

物業、廠房及設備（發展中物業除外）按成本值減折舊及攤銷，與及任何已識別之減值虧損入賬。

用作生產之發展中樓宇以成本值經減去任何已識別之減值虧損後入賬。當此等資產可作原定用途時，將與物業、廠房及設備內之其他物業以相同基準折舊。

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment *(Continued)*

The cost of buildings is depreciated over forty years or the terms of the respective leases, whichever is the shorter, using the straight-line method.

Depreciation is provided to write off the cost of other property, plant and equipment, other than properties under development, over their estimated useful lives, using the reducing balance method.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Intangible assets

Intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

3. 主要會計政策 *(續)*

物業、廠房及設備 *(續)*

樓宇成本採用直線法按四十年或有關租約年期之較短者計算折舊。

物業、廠房及設備（發展中物業除外）之折舊乃採用餘額遞減法，按該等資產之估計可使用年期撇銷成本。

根據融資租約持有之資產依照與自置資產相同之基準按其預計可使用年期予以折舊，或按有關租約年期予以折舊，以較短者為準。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何日後經濟利益時取消確認。資產取消確認產生之任何收益或虧損（按該項目之出售所得款項淨額及賬面值間之差額計算）於該項目取消確認之年度計入收益表。

無形資產

可使用年期有限之無形資產按成本值減去累計攤銷及任何累計減值虧損後入賬。可使用年期有限之無形資產之攤銷以直線法按其估計可使用年期撥備。

終止確認無形資產時所產生之收益或虧損，乃該資產之出售所得收入淨額與賬面值之差額，並在該資產終止確認時於收益表內確認。

研究及發展支出

研究活動之支出於發生之年度內在收益表內確認為支出。

發展支出所帶來內部產生之無形資產在已界定清楚之項目之發展成本預計可透過將來商業活動而得回時方予以確認。所得之資產乃採用直線法按其估計可使用年期攤銷。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Intangible assets *(Continued)*

Research and development expenditure (Continued)

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Trademarks

Costs incurred in the registration of trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives.

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

3. 主要會計政策 *(續)*

無形資產 *(續)*

研究及發展支出(續)

凡未有任何內部產生之無形資產可予以確認時，發展支出會於發生之期間內確認為支出。

商標

商標註冊所需成本會撥作資本，並按其估計可用年期以直線法攤銷。

減值(商譽除外)

於各結算日，本集團審閱其有形資產之賬面值，以釐定該等試產是否存在減值虧損之跡象。倘某項資產之可收回金額估計少於其賬面值，則該資產之賬面值減少至其可收回金額。減值虧損即時確認為一項支出，除非有關資產乃根據另一個準則按已重估金額列賬，於此情況下，減值虧損根據該準則作重估減值處理。

倘減值虧損其後逆轉，則資產之賬面值增加至其經修訂之估計可收回金額，以致已增加之賬面值不超出假設已釐定於過往年度並無對該資產確認減值虧損之賬面值。減值虧損之逆轉即時確認為收益，除非有關資產根據另一個準則按已重估金額列賬，於此情況下，減值虧損之逆轉根據該準則作重估增加處理。

存貨

存貨以成本值及可變現淨值兩者之較低值入賬。成本值以先入先出法計算。可變現淨值指於日常業務中之估計售價減完成出售所需之估計成本。

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into either loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and trade receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, short-term loans receivable, amount due from an associate and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. 主要會計政策(續)

金融工具

金融資產及金融負債乃當某集團實體成為工具合同條文之訂約方時在資產負債表上確認。金融資產及金融負債按公平值初步確認。收購或發行金融資產及資產負債直接應佔之交易成本(透過損益以公平值列賬之金融資產及金融負債除外)乃於初步確認時加入金融資產或金融負債之公平值或自金融資產或金融負債之公平值內扣除(如合適)。收購透過損益以公平值列賬之金融資產或金融負債直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團金融資產主要分類為貸款及應收款項或可供出售之金融資產。所有以一般方式買賣之金融資產均按買賣日期基準確認及終止確認。一般方式買賣指須於市場規管或慣例所設定時限內交付之金融資產買賣。就各金融資產類別採納之會計政策載列如下。

貸款及應收賬項

貸款及應收款項指並非於活躍市場報價而具有固定或可釐定款項之非衍生財務資產。於各結算日在初步確認後，貸款及應收款項(包括應收賬款及其他應收款項與銀行結存)乃利用實際利率法按攤銷成本扣除任何已確定減值虧損列賬。減值虧損於有客觀證據顯示資產出現減值時在損益確認，並按該項資產賬面值及以原有實際利率折現所得估計未來現金流量現值間之差額計算。當該項資產之可收回金額增加可客觀地與該項減值獲確認後出現之事件關連，則減值虧損可於其後期間撥回，惟於減值日期該項資產所撥回賬面值不得超出倘該項減值未獲確認本應出現之攤銷成本。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, for available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities other than financial liabilities at fair value through profit or loss, including bank borrowings, obligations under finance leases and trade and other payables are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

3. 主要會計政策 *(續)*

金融工具 *(續)*

可供出售之投資

可供銷售投資屬被指派或未獲分類為透過損益按公平值列賬之財務資產、貸款及應收款項或持作到期投資之非衍生工具。於各結算日在初步確認後，就可供出售之股本投資而言，倘並無活躍市場之市價報價，而其公平價值未能可靠計算，則可供出售之股本投資於首次確認後之各個結算日按成本值減任何已識別減值虧損計算。倘具備客觀證明資產減值，則減值虧損於損益表確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率折現估計未來現金流量之現值間之差額計算。該等減值虧損將不會於其後期間撥回。

金融負債及股本

集團實體發行之金融負債及股本投資工具乃根據合同安排之性質與金融負債及股本投資工具之定義分類。

股本投資工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本工具所採納之會計政策乃載於下文。

金融負債

財務負債（透過損益按公平值列賬之金融負債除外）包括銀行借貸、融資租約責任以及應付賬款及其他應付款項，其後以實際利率法按攤銷成本計算。

股本工具

本公司發行之股本工具乃按已收所得款項（扣除直接發行成本）記賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are reported separately as other income.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策 *(續)*

政府補助

政府補助在與相關費用配對所需之期間確認為收入。有關應折舊資產之補助呈列為遞延收入，於資產可使用年期內撥作收入。有關開支項目之補助於該等開支列入綜合收益表之相同期間確認，並獨立呈列為其他經營收入。

租賃

凡租約之條款基本上將資產擁有權之全部風險及回報轉由承租人承擔者，即歸類為融資租約。其他租約全部列作經營租約

按融資租約持有之資產按租約開始時之公平值或（倘為較低者）按最低租約付款之現值確認為本集團資產。對出租人之相應負債於資產負債表列作融資租約承擔。租約付款按比例分攤為融資費用及租約承擔減少，從而讓該等負債應付餘額以固定息率計算。融資費用於損益賬扣除，除非有關費用直接歸屬合資格資產，則在此情況下，有關費用會根據本集團之借貸成本一般政策撥充資本。

經營租約之應付租金按有關租約期以直線法於損益賬扣除。作為促使訂立經營租約之已收及應收利益亦按租約期以直線法分攤。

稅項

所得稅支出指現時應付稅項與遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利不包括已撥往其他年度之應課稅收入或可扣減支出項目，亦不包括可作免稅或不可扣稅之項目，故與收益表所列純利不同。本集團之即期稅項負債乃使用於結算日已生效或大致生效之稅率計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Taxation *(Continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策 *(續)*

税項 *(續)*

遞延税項為就財務報表資產與負債賬面值及計算應課税溢利所用相應税基兩者間之差額而應付或可收回之税項，並以資產負債表負債法處理。遞延税項負債通常會就所有應課税暫時差額確認，而遞延税項資產則按可能出現可利用暫時差額扣税之應課税溢利時提撥。倘於一項交易中，因商譽（或負商譽）或因業務合併以外原因開始確認其他資產及負債而引致之暫時差額既不影響應課税務溢利、亦不影響會計溢利，則不會確認該等資產及負債。

遞延税項負債乃按因附屬公司及聯營公司之投資所產生之應課税暫時差額而確認，惟倘本集團可令暫時差額撥回及暫時差額有可能不會於可見將來撥回之情況則除外。

遞延税項資產之賬面值於每個結算日作出審閱，並於沒可能會有足夠應課税溢利恢復全部或部份資產價值時作出調減。

遞延税項乃按預期於負債清償或資產變現之期間之適用税率計算。遞延税項於收益表中扣除或計入收益表，惟倘遞延税項直接在股本權益中扣除或計入股本權益之情況（在此情況下遞延税項亦會於股本權益中處理）則除外。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefit costs

Payments to the defined contribution retirement benefit schemes are charged as an expense as they fall due.

3. 主要會計政策 *(續)*

外幣

編製各個別集團企業之財務報表時，以該企業功能貨幣以外之貨幣(外幣)所進行交易乃以其功能貨幣(即該企業營運之主要經濟環境之貨幣)按交易日期之主要滙率入帳。就兩家主要附屬公司而言，功能貨幣視為歐羅。於各結算日，以外幣列值之貨幣項目乃按結算日之主要滙率重新換算。以外幣歷史成本計量之非貨幣項目則不予重新換算。

貨幣項目結算及貨幣項目換算所產生之滙兑差額乃於產生之期間確認為溢利或虧損。

就呈報綜合財務報表而言，本集團之海外經營業務資產及負債乃按結算日之主要滙率換算為本公司之呈報貨幣(即港元)，而該等業務之收入及開支則按本期間之平均滙率換算，惟倘期內滙率顯著波動則除外，於該情況下，則採用交易日期之主要滙率。所產生之滙兑差額(如有)乃確認為權益之獨立部份(滙兑儲備)。該項滙兑差額乃於出售海外經營業務之期內確認為溢利或虧損。

退休福利成本

就定額供款退休福利計劃作出之款項於到期日列為支出扣除。

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

Useful lives of property, plant and equipment

In applying the accounting policy on property, plant and equipment with respect to depreciation, management estimates the useful lives of various categories of property, plant and equipment according to the industrial experiences gained over the development history of the Group and also by reference to the relevant industrial norm.

Impairment of intangible assets

As a long-term strategic investment, the progress of Organic Light Emitting Display ("OLED") business development has been closely monitored since its first introduction. With the successful subscription of a valid licence to manufacture and market and the deployment of an up-to-standard production plant, this business division has already been proven a viable project both in supplying to in-house demand as a synergy for other LCD products and for external sales. Although its profitability has yet to be improved, according to the projected financial information, there will be no question to the recoverability of the related investment cost in the medium term.

4. 估計不明朗因素之主要來源

物業、廠房及設備之可使用年期

應用有關物業、廠房及設備折舊之會計政策時，管理層估計各類物業、廠房及設備之可使用年期時，乃以本集團發展歷程中所得之行業經驗為依歸，並同時參照相關行業慣例。

無形資產減值

作為長期策略投資，本集團自引進有機電致發光顯示器件業務起，即嚴密監察其發展進程。成功申請有效生產及營銷牌照、合規格生產廠房投產，在在證明此業務分部實乃滿足集團內部其他LCD產品需求及提升外部銷售之可行項目。儘管預測財務資料顯示其盈利能力暫未見改善，惟在中期必可收回有關投資成本。

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity investments, bank borrowings, obligations under finance lease, loans receivable, amount due from an associate, trade and other receivables, bank balances and cash, and trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

5. 金融風險管理目標及政策

本集團之主要金融工具包括股本投資、銀行借貸、融資租約責任、應收貸款、應收一家聯營公司款項、應收賬款及其他應收款項、銀行結存及現金以及應收賬款及其他應收款項。有關金融工具詳情已於各有關附註披露。該等金融工具之相關風險及風險減低政策載於下文。管理層會管理及監察有關風險，確保適時有效地實施合適措施。

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

Market risk

(i) *Currency risk*

The Group have foreign currency sales and purchases and certain borrowings of the Group are denominated in foreign currencies, and the majority of the bank balances are denominated in foreign currencies (comprising United States dollars, Japanese Yen and Renminbi) which expose the Group to foreign currency risk.

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

(ii) *Interest rate risk*

The Group's cash flow interest rate risk relates to floating-rate bank borrowings (note 27). The Group's fair value interest rate risk relates primarily to fixed-rate short-term bank fixed deposits. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises. The fair value of the Group's bank balances is approximate to the carrying amount as the fixed deposits are short-term.

(iii) *Market risk*

The Group's businesses are heavily relying on the PRC market (75%) and the LCD products (96%) by which situation the Group is exposed to market risk. However, it has been the Group's policy since its incorporation to diversify its businesses in different geographical and product segments so as to minimise these risks. The management keeps close watch on the matter and does all necessary procedures to contain this market risk.

5. 金融風險管理目標及政策 *(續)*

市場風險

(i) *貨幣風險*

本集團擁有以外幣結算之銷售額及購貨額，而本集團若干借貸以外幣計值，加上大部份銀行結存均以美元、日本元及人民幣等外幣計值，令本集團承受外幣風險。

本集團現時並無外幣對沖政策。然而，管理層會監察外幣風險，並將考慮於有需要時就主要外幣風險進行對沖。

(ii) *利率風險*

本集團之現金流利率風險與浮息銀行借貸（附註第27項）有關。本集團之公平價利率主要與定息短期銀行定期存款有關。然而，管理層會監察利率風險，並將考慮於有需要時就主要利率風險進行對沖。由於定期存款屬短期，故本集團銀行結存之公平值與其賬面值相約。

(ii) *市場風險*

本集團業務極為倚重中國市場（75%）及LCD產品（96%），因此，本集團承受市場風險。然而，本集團自其註冊成立起，即以將業務分散至不同地域及產品分類，減低有關風險為政策。管理層會密切注視有關事宜，並採取一切必需措施維持市場風險。

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables, short-term loans receivable, amount due from an associate and available-for-sale investments. The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount shown in the consolidated balance sheet.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group's concentration of credit risk by geographical locations is mainly in the PRC. The Group has no other significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

5. 金融風險管理目標及政策 *(續)*

信貸風險

本集團之主要金融資產為銀行結存及現金、應收賬款及其他應收款項、應收短期貸款、應收一家聯營公司款項以及可供出售之投資。倘對方未能履行其責任，就各類已確認金融資產而言，本集團須承擔之最高信貸風險於二零零五年十二月三十一日為綜合資產負債表所示之賬面值。

流動資金之信貸風險有限，因對方為獲國際信貸評級機構賦予高等信貸評級之銀行。

本集團之風貸風險主要源自其應收賬款及其他應收款項。資產負債表內呈列之金額已扣除應收款項呆賬撥備。

為減低信貸風險，本集團管理層已委派隊伍負責釐定信貸上限、信貸批核及其他監察程序，確保進行跟進行動以收回逾期債項。此外，本集團會審閱各結算日各項個別貿易債項之可收回金額，確保能就無法收回金額作出足夠減值虧損。就此而言，本公司董事認為本集團之信貸風險已大幅調低。

本集團之信貸風險按地域劃分，主要集中在中國。由本集團對手及客戶分散，故並無其他重大集中信貸風險。

6. TURNOVER

Turnover represents the net proceeds received and receivable on the sale of goods during the year, and is analysed as follows:

6. 營業額

營業額指本年度銷售貨品之收訖及應收之款項淨額，其分析如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Sales of LCD products	銷售液晶體顯示器產品	**4,389,588**	3,138,393
Sales of electronic consumer products	銷售電子消費產品	**184,491**	268,599
		4,574,079	3,406,992

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions – LCD products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products	–	manufacture and distribution of LCD products
Electronic consumer products	–	manufacture and distribution of electronic consumer products

7. 業務及地區分類

業務分類

就管理目的而言，本集團目前經營兩大業務－液晶體顯示器產品與電子消費產品，本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品	－	製造及分銷液晶體顯示器產品
電子消費產品	－	製造及分銷電子消費產品

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

7. 業務及地區分類*(續)*

Business segments *(Continued)*

Segment information about these businesses is presented below:

業務分類*(續)*

此等業務之分類資料呈列如下:

2005

二零零五年

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益			
External sales	外銷	4,389,588	184,491	4,574,079
RESULT	業績			
Segment result	分類業績	838,578	23,725	862,303
Interest income	利息收入			14,536
Unallocated corporate expenses	未分配之公司費用			(1,092)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損	(7,800)	–	(7,800)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	–	(6,377)	(6,377)
Finance costs	財務費用			(19,683)
Share of results of an associate	應佔一家聯營公司業績	–	(382)	(382)
Profit before taxation	除税前溢利			841,505
Income tax expense	所得税支出			(139,457)
Profit for the year	本年度溢利			702,048

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

7. 業務及地區分類 *(續)*

Business segments *(Continued)*

業務分類 *(續)*

BALANCE SHEET

資產負債表

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**			
Segment assets	分類資產	2,308,919	267,357	2,576,276
Interest in an associate	一家聯營公司之權益	–	1,086	1,086
Deferred tax assets	遞延稅項資產			415
Tax recoverable	可收回稅項			1,967
Unallocated corporate assets	未分配之公司資產			848,436
Consolidated total assets	綜合資產總額			3,428,180
LIABILITIES	**負債**			
Segment liabilities	分類負債	883,006	38,527	921,533
Tax liabilities	稅項負債			98,728
Deferred tax liabilities	遞延稅項負債			38,150
Unallocated corporate liabilities	未分配之公司負債			431,724
Consolidated total liabilities	綜合負債總額			1,490,135

OTHER INFORMATION

其他資料

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
Capital additions	增加資本	435,444	60,320	495,764
Depreciation and amortisation	折舊及攤銷	134,775	26,384	161,159
Loss on disposal/write-off of property, plant and equipment	出售/撇銷物業、廠房及設備之虧損	–	4,197	4,197

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)* 7. 業務及地區分類*(續)*

Business segments *(Continued)* **業務分類** *(續)*

2004 二零零四年

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元 (Restated) (重列)
REVENUE	**收益**			
External sales	外銷	3,138,393	268,599	3,406,992
RESULT	**業績**			
Segment result	分類業績	618,989	2,625	621,614
Interest income	利息收入			1,477
Unallocated corporate expenses	未分配之公司費用			(1,075)
Finance costs	財務費用			(14,201)
Share of results of an associate	應佔一家聯營公司業績	–	113	113
Profit before taxation	除稅前溢利			607,928
Income tax expense	所得稅支出			(81,427)
Profit for the year	本年度溢利			526,501

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

7. 業務及地區分類 *(續)*

Business segments *(Continued)*

業務分類 *(續)*

BALANCE SHEET

資產負債表

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**			
Segment assets	分類資產	1,722,240	197,876	1,920,116
Interest in an associate	一家聯營公司之權益	–	1,285	1,285
Investment securities	證券投資	7,800	–	7,800
Tax recoverable	可收回稅項			1,465
Unallocated corporate assets	未分配之公司資產			478,281
Consolidated total assets	綜合資產總額			2,408,947
LIABILITIES	**負債**			
Segment liabilities	分類負債	465,083	43,184	508,267
Tax liabilities	稅項負債			49,836
Deferred tax liabilities	遞延稅項負債			19,370
Unallocated corporate liabilities	未分配之公司負債			423,535
Consolidated total liabilities	綜合負債總額			1,001,008

OTHER INFORMATION

其他資料

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
Capital additions	增加資本	144,930	42,518	187,448
Depreciation and amortisation	折舊及攤銷	105,635	16,732	122,367
Loss on disposal/write-off of property, plant and equipment	出售/撇銷物業、廠房及設備之虧損	1,059	1,303	2,362
Write-off of development expenditure	撇銷發展支出	–	781	781

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

7. 業務及地區分類 *(續)*

Geographical segments

The Group's manufacturing operation is located in the PRC. The sales and marketing functions are located at all reportable segments as listed below.

地區分類

本集團之製造業務位於中國，銷售及市場推廣業務則位於下文所呈列之所有地區。

The turnover of the Group, analysed by location of customers, is as follows:

本集團按地區分類分析之營業額如下：

		Turnover by geographical segments 按地區分類劃分之營業額	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
PRC	中國	**3,433,919**	2,265,565
South Korea	南韓	**587,569**	443,167
Japan	日本	**175,194**	241,350
Hong Kong	香港	**147,980**	135,207
Europe	歐洲	**119,132**	113,778
Others	其他	**110,285**	207,925
		4,574,079	3,406,992

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

以下是按資產所在地區分析之分類資產賬面值以及添置之物業、廠房及設備以及無形資產：

		Carrying amount of segment assets 分類資產賬面值		Additions to property, plant and equipment (including deposits) and intangible assets 物業、廠房及設備(包括按金)以及無形資產之添置	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
PRC	中國	**2,031,590**	1,439,717	**494,752**	179,408
Hong Kong	香港	**1,349,532**	945,114	**915**	7,792
Europe	歐洲	**20,086**	13,179	**15**	222
Others	其他	**26,557**	10,937	**82**	26
		3,427,765	2,408,947	**495,764**	187,448

8. FINANCE COSTS 8. 財務費用

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Interest on:	利息：		
Bank borrowings wholly repayable within five years	須於五年內全部償還之銀行借貸	**19,466**	13,812
Finance leases	融資租約	**217**	389
		19,683	14,201

9. INCOME TAX EXPENSE 9. 所得稅支出

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Current tax:	本期稅項：		
Hong Kong	香港	**50,697**	29,976
PRC	中國	**73,661**	46,635
Other jurisdictions	其他司法權區	**254**	657
		124,612	77,268
(Over)underprovision in prior years:	以往年度(超額撥備)撥備不足：		
Hong Kong	香港	**(4,850)**	1,330
PRC	中國	**1,330**	299
		(3,520)	1,629
Deferred tax (note 28):	遞延稅項(附註第28項)：		
Current year	本年度	**18,365**	2,530
		139,457	81,427

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

香港利得稅乃根據年內之估計應課稅溢利按17.5%(二零零四年：17.5%)之稅率計算。

Taxation arising in PRC and other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

於中國及其他司法權區所產生之稅項乃根據有關司法權區適用之稅率計算。

9. INCOME TAX EXPENSE *(Continued)*

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 廣東省汕尾市信利半導體有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax of 24% for the following three years starting from 2003.

The tax charge for the year can be reconciled to the profit before taxation per the income statement as follows:

9. 所得稅支出 *(續)*

根據中國相關法律及規例，本公司其中一家中國附屬公司廣東省汕尾市信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得稅，而該中國附屬公司有權由二零零三年起三年享有中國企業所得稅（稅率為24%）之50%寬減。

本年度之稅項支出與收益表之除稅前溢利之對賬如下：

		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
Profit before taxation	除稅前溢利	**841,505**	607,928
Tax at Hong Kong Profits Tax rate of 17.5%	根據香港利得稅稅率17.5%計算之稅項	**147,263**	106,393
Tax effect of share of results of an associate	應佔一家聯營公司業績之稅務影響	**67**	5
Tax effect of expenses not deductible for tax purpose	不可扣稅支出之稅務影響	**4,099**	3,153
Tax effect of income not taxable for tax purpose	不可課稅收入之稅務影響	**(2,321)**	(472)
(Over)underprovision in respect of prior year	以往年度（超額撥備）撥備不足	**(3,520)**	1,629
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**4,769**	726
Tax effect of other deductible temporary differences not recognised	未確認其他可扣稅暫時差額之稅務影響	**1,371**	–
Tax effect of utilisation of tax losses previously not recognised	動用以往未確認之稅務虧損之稅務影響	**(1,195)**	(225)
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法權區經營之附屬公司稅率不同之影響	**41,577**	24,480
Effect of tax concession granted to a PRC subsidiary	中國附屬公司獲授稅務優惠之影響	**(72,206)**	(40,816)
Effect of Hong Kong Profits Tax on concessionary rate (note)	以優惠稅率計算香港利得稅之影響（附註）	**–**	(13,495)
Effect of cessation of concessionary rate of Hong Kong Profits Tax on opening deferred tax liability (note)	終止以優惠稅率計算香港利得稅對期初遞延稅項負債之影響（附註）	**19,474**	–
Others	其他	**79**	79
Tax expense for the year	本年度稅項支出	**139,457**	81,457

9. INCOME TAX EXPENSE (Continued)

Note: In prior year, for Hong Kong Profits Tax purposes, one of the Company's subsidiaries has been claiming that 50% of its assessable profit attributable to its manufacturing operation in the PRC was offshore in nature and non-taxable. In current year, this subsidiary has changed its mode of operation so that its assessable profit is chargeable to Hong Kong Profits Tax at 17.5%.

9. 所得稅支出 (續)

附註：於以往年度，就申報香港利得稅而言，本公司其中一家附屬公司已報稱其約50%應課稅溢利乃來自於中國之製造業務，故屬離岸性質及無需課稅。於現時年度，該附屬公司已改變其運作模式，以致其應課稅溢利以香港利得稅稅率17.5%課稅。

10. PROFIT FOR THE YEAR

10. 本年度溢利

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Profit for the year has been arrived at after charging (crediting):	本年度溢利於扣除(計入)下列各項後達致：		
Depreciation and amortisation on:	以下各項之折舊及攤銷：		
Property, plant and equipment	物業、廠房及設備	148,904	110,708
Prepaid lease payments	預付租賃款項	2,456	1,713
Development expenditure included in cost of sales	發展支出(計入銷售成本)	9,455	9,455
Trademarks included in administrative expenses	商標(計入行政費用)	344	373
Goodwill included in administrative expenses	商譽(計入行政費用)	–	118
		161,159	122,367
Staff costs, inclusive of directors' remuneration:	員工成本(包括董事酬金)：		
Salaries and other benefits	薪金及其他福利	187,576	148,643
Retirement benefits scheme contributions	退休福利計劃供款	8,515	6,108
		196,091	154,751
Auditors' remuneration	核數師酬金		
Current year	本年度	1,693	1,278
Underprovision in prior year	以往年度撥備不足	50	270
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	4,197	2,362
Net foreign exchange loss	外滙虧損淨額	22,634	9,265
Operating lease rental in respect of:	經營租約租金來自：		
Rented premises	租賃物業	3,301	2,695
Other equipment	其他設備	538	587
Research costs (included in cost of sales)	研究成本(計入銷售成本)	13,655	10,811
Write-off of development expenditure	撇銷發展支出	–	781
Share of tax of an associate (included in share of results of an associate)	應佔一家聯營公司稅項(計入應佔聯營一家公司業績)	–	30
Interest income	利息收入	(14,536)	(1,477)
Rental income under operating lease, with negligible outgoings	經營租約之租金收入(包括小額支銷)	(1,603)	(1,745)

Of the consolidated profit for the year of HK$702,048,000 (2004: HK$526,501,000), a profit of HK$224,937,000 (2004: HK$130,976,000) has been dealt with in the financial statements of the Company.

於702,048,000港元(二零零四年：526,501,000港元)之本年度綜合溢利當中，224,937,000港元(二零零四年：130,976,000港元)之溢利已在本公司之財務報表中處理。

11. DIRECTORS' REMUNERATION

11. 董事酬金

		Lam Wai Wah, Steven (Chairman and Managing Director) 林偉華 (主席及董事總經理) HK$'000 千港元	Wong Pong Chun, James (Executive Director) 黃邦俊 (執行董事) HK$'000 千港元	Cheung Tat Sang, James (Marketing Director) 張達生 (市場推廣董事) HK$'000 千港元	Li Jian Hua (Production Managing Director) 李建華 (生產部董事總經理) HK$'000 千港元	Chung Kam Kwong 鍾錦光 HK$'000 千港元	Ip Cho Ting, Spencer 葉祖亭 HK$'000 千港元	Heung Kai Sing 香啟誠 HK$'000 千港元	Total 總額 HK$'000 千港元
2005	**二零零五年**								
Directors' fees:	**董事袍金：**								
Executive	**執行**	-	-	-	-	-	-	-	-
Independent non-executive	**獨立非執行**	-	-	-	-	88	30	30	148
Other emoluments paid to the executive directors:	**支付予執行董事之其他酬金：**								
Salaries and other benefits	**薪金及其他福利**	2,048	1,385	1,596	1,440	-	-	-	6,469
Performance related incentive payments	**與業績掛鈎之獎金**	-	-	1,290	1,200	-	-	-	2,490
Contributions to retirement benefit scheme	**退休福利計劃供款**	24	24	24	12	-	-	-	84
		2,072	**1,409**	**2,910**	**2,652**	**88**	**30**	**30**	**9,191**
2004	二零零四年								
Directors' fees:	董事袍金：								
Executive	執行	-	-	-	-	-	-	-	-
Independent non-executive	獨立非執行	-	-	-	-	60	20	20	100
Other emoluments paid to the executive directors:	支付予執行董事之其他酬金：								
Salaries and other benefits	薪金及其他福利	2,032	1,366	1,500	1,200	-	-	-	6,098
Performance related incentive payments	與業績掛鈎之獎金	3,992	-	1,100	650	-	-	-	5,742
Contributions to retirement benefit scheme	退休福利計劃供款	24	24	24	12	-	-	-	84
		6,048	1,390	2,624	1,862	60	20	20	12,024

Note: The performance related incentive payments is determined as a percentage of the turnover and operating profit of the Group for the two years ended 31 December 2005.

附註：與業績掛鈎之獎金乃按本集團截至二零零五年十二月三十一日止兩個年度之營業額及營運溢利之若干百分比釐定。

12. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2004: three) were directors of the Company whose emoluments are set out in note 11 above. The emoluments of the remaining two (2004: two) individuals were as follows:

12. 僱員酬金

本集團五名最高薪酬人士包括三名(二零零四年:三名)本公司之董事,其酬金詳情已載於上文附註第11項。其餘兩名(二零零四年:兩名)僱員之酬金如下:

		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	**2,406**	1,792
Performance related incentive payments	與業績掛鈎之獎金	**3,030**	1,147
Contributions to retirement benefit scheme	退休福利計劃供款	**24**	24
		5,460	2,963

Their emoluments were within the following bands:

有關僱員酬金之金額介乎:

		2005 **二零零五年** **Number of employees** **僱員數目**	2004 二零零四年 Number of employees 僱員數目
HK$1,000,001 to HK$1,500,000	1,000,001港元至1,500,000港元	**–**	1
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	**–**	1
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**1**	–
HK$3,000,001 to HK$3,500,000	3,000,001港元至3,500,000港元	**1**	–

13. DIVIDENDS

13. 股息

		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
Interim dividend paid of 23 HK cents (2004: 17 HK cents) per share	已派發中期股息每股23港仙(二零零四年:17港仙)	**105,378**	76,762
Final dividend proposed of 25 HK cents (2004: 23 HK cents) per share	建議派發末期股息每股25港仙(二零零四年:23港仙)	**114,614**	103,889
		219,992	180,651

The final dividend of 25 HK cents (2004: 23 HK cents) per share has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

末期股息每股25港仙(二零零四年:23港仙)已由董事建議,並須經由股東於應屆股東週年大會上批准。

14. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

14. 每股盈利

每股基本盈利及每股攤薄盈利乃按下列數據計算：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Earnings for the purposes of basic and diluted earnings per share	用作計算每股基本盈利及每股攤薄盈利之盈利	702,048	526,501

		2005 二零零五年 Number of shares 股數	2004 二零零四年 Number of shares 股數
Weighted average number of ordinary shares for the purposes of basic earnings per share	用作計算每股基本盈利之加權平均普通股數目	455,489,623	447,983,270
Effect of dilutive potential ordinary shares – share options	潛在普通股攤薄影響一購股權	12,969,191	18,571,052
Weighted average number of ordinary shares for the purposes of diluted earnings per share	用作計算每股攤薄盈利之加權平均普通股數目	468,458,814	466,554,322

15. PROPERTY, PLANT AND EQUIPMENT 15. 物業、廠房及設備

		Buildings 樓宇 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Properties under development 發展中物業 HK$'000 千港元	Total 總額 HK$'000 千港元
COST	成本值						
At 1 January 2004	於二零零四年一月一日	278,063	110,446	914,562	11,018	15,633	1,329,722
Currency realignment	貨幣調整	-	112	-	-	-	112
Transfer to other property, plant and equipment	轉移至其他物業、廠房及設備	15,155	-	-	-	(15,155)	-
Additions	添置	-	21,191	152,060	8,207	5,737	187,195
Disposals/write-off	出售/撤銷	-	(511)	(12,416)	(925)	-	(13,852)
At 31 December 2004	於二零零四年十二月三十一日	293,218	131,238	1,054,206	18,300	6,215	1,503,177
Currency realignment	貨幣調整	681	2,605	17,625	148	15	21,074
Transfer to other property, plant and equipment	轉移至其他物業、廠房及設備	37,092	-	308	-	(37,400)	-
Additions	添置	303	20,582	379,142	883	33,857	434,767
Disposals/write-off	出售/撤銷	-	-	(14,644)	-	-	(14,644)
At 31 December 2005	**於二零零五年十二月三十一日**	**331,294**	**154,425**	**1,436,637**	**19,331**	**2,687**	**1,944,374**
DEPRECIATION, AMORTISATION AND IMPAIRMENT	折舊、攤銷及減值						
At 1 January 2004	於二零零四年一月一日	55,308	68,705	467,620	8,490	-	600,123
Currency realignment	貨幣調整	-	84	-	-	-	84
Provided for the year	本年度撥備	7,027	10,662	89,780	3,239	-	110,708
Eliminated on disposals/write-off	出售/撤銷對銷	-	(276)	(10,298)	(816)	-	(11,390)
At 31 December 2004	於二零零四年十二月三十一日	62,335	79,175	547,102	10,913	-	699,525
Currency realignment	貨幣調整	219	1,143	7,083	118	-	8,563
Provided for the year	本年度撥備	8,266	12,356	125,753	2,529	-	148,904
Impairment loss recognised in the income statement	於收益表中確認之減值虧損	-	-	6,377	-	-	6,377
Eliminated on disposals/write-off	出售/撤銷對銷	-	-	(10,447)	-	-	(10,447)
At 31 December 2005	**於二零零五年十二月三十一日**	**70,820**	**92,674**	**675,868**	**13,560**	**-**	**852,922**
CARRYING VALUES	賬面值						
At 31 December 2005	**於二零零五年十二月三十一日**	**260,474**	**61,751**	**760,769**	**5,771**	**2,687**	**1,091,452**
At 31 December 2004	於二零零四年十二月三十一日	230,883	52,063	507,104	7,387	6,215	803,652

15. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

15. 物業、廠房及設備 *(續)*

The cost of buildings is depreciated over forty years or the terms of the respective leases, whichever is the shorter, using a straight-line method.

樓宇之成本以直線法以四十年年期或有關租賃年期(以較短者)折舊。

The above items of property, plant and equipment are depreciated on a reducing balance method at the following rates per annum:

以上物業、廠房及設備之項目以餘額遞減法，按以下年率計算折舊：

Furniture, fixtures and equipment	15% to 50%	傢俬，裝置及設備	15%至50%
Plant and machinery	15% to 40%	廠房及機器	15%至40%
Motor vehicles	25% to 45%	汽車	25%至45%

		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
The carrying value of the Group's property interests shown above comprises:	上述本集團物業權益之賬面淨值包括：		
Leasehold properties in Hong Kong held under medium term leases	根據中期租約在香港持有之租賃物業	**3,135**	3,276
Leasehold properties in the PRC held under medium term leases	根據中期租約在中國持有之租賃物業	**257,339**	227,607
		260,474	230,883

During the year, the directors conducted a review of the Group's manufacturing assets and determined that a number of plant and machinery were impaired, due to physical damage and technical obsolescence. Accordingly, impairment losses of HK$6,377,000 have been recognised in respect of plant and machinery, which are used in the Group's electronic consumer products segment, as the directors considered that their fair value less costs to sell is immaterial.

本年度內，董事對本集團之製造資產進行了審視，決定一定數目之廠房及機器由於本體上的損害及技術上的過時而須減值。相應地，因董事認為屬於本集團電子消費產品分類所使用的廠房及機器之公平值扣減出售成本細微，故就其確認減值虧損6,377,000港元。

At 31 December 2004, the net book value of plant and machinery included an amount of HK$14,700,000 in respect of assets held under finance leases.

於二零零四年十二月三十一日，廠房及機器賬面淨值包括根據融資租約而持有之一筆為數14,700,000港元之資產。

16. PREPAID LEASE PAYMENTS 16. 預付租賃款項

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
The Group's prepaid lease payments comprise:	本集團預付租賃款項包括：		
Leasehold land in Hong Kong held under medium-term lease	根據中期租約在香港持有之租賃土地	4,582	4,695
Leasehold land in the PRC held under medium-term lease	根據中期租約在中國持有之租賃土地	96,141	85,550
		100,723	90,245
Analysed for reporting purposes as:	就滙報目的分析如下：		
Non-current asset	非流動資產	98,267	88,532
Current asset	流動資產	2,456	1,713
		100,723	90,245

17. INTANGIBLE ASSETS

17. 無形資產

		Development expenditure 發展支出 HK$'000 千港元	Trademarks 商標 HK$'000 千港元	Total 總額 HK$'000 千港元
COST	成本值			
At 1 January 2004	於二零零四年一月一日	50,434	2,646	53,080
Additions	增加	–	253	253
Write-off	撇銷	(11,512)	–	(11,512)
At 31 December 2004	於二零零四年十二月三十一日	38,922	2,899	41,821
Additions	增加	–	405	405
At 31 December 2005	**於二零零五年十二月三十一日**	**38,922**	**3,304**	**42,226**
AMORTISATION	攤銷			
At 1 January 2004	於二零零四年一月一日	11,835	2,093	13,928
Provided for the year	本年度撥備	9,455	373	9,828
Eliminated on write-off	撇銷對銷	(10,731)	–	(10,731)
At 31 December 2004	於二零零四年十二月三十一日	10,559	2,466	13,025
Provided for the year	本年度撥備	9,455	344	9,799
At 31 December 2005	**於二零零五年十二月三十一日**	**20,014**	**2,810**	**22,824**
CARRYING VALUES	賬面值			
At 31 December 2005	**於二零零五年十二月三十一日**	**18,908**	**494**	**19,402**
At 31 December 2004	於二零零四年十二月三十一日	28,363	433	28,796

Development expenditure and trademarks are amortised on a straight-line basis over 4 years.

發展支出及商標乃以直線法攤銷，攤銷期為四年。

Included in carrying value of development expenditure is an amount of HK$15,600,000 (2004: HK$23,400,000) representing licence fee acquired from a third party in 2003 for the Group's OLED business. The remaining amount is internally generated. Trademarks were acquired from third parties.

於發展支出之賬面值中包括一筆15,600,000港元(二零零四年：23,400,000港元)款額，代表從第三方於二零零三年取得本集團OLED業務之牌照費。餘額為內部產生。商標乃由第三方取得。

18. GOODWILL 18. 商譽

		HK$'000 千港元
COST	成本值	
At 1 January 2004 and 31 December 2004	於二零零四年一月一日及二零零四年十二月三十一日	590
Elimination of accumulated amortisation upon the application of HKFRS 3 (note 2)	採納香港財務報告準則第3號所消除的累積攤銷(附註2)	(177)
At 31 December 2005	**於二零零五年十二月三十一日**	**413**
AMORTISATION	攤銷	
At 1 January 2004	於二零零四年一月一日	59
Charge for the year	本年度攤銷	118
At 31 December 2004	於二零零四年十二月三十一日	177
Elimination of accumulated amortisation upon the application of HKFRS 3 (note 2)	採納香港財務報告準則第3號所消除的累積攤銷(附註2)	(177)
At 31 December 2005	**於二零零五年十二月三十一日**	**–**
CARRYING VALUE	帳面值	
At 31 December 2005	**於二零零五年十二月三十一日**	**413**
At 31 December 2004	於二零零四年十二月三十一日	413

Until 31 December 2004, goodwill had been amortised over its estimated useful life of 5 years.

截至二零零四年十二月三十一日商譽所用之攤銷期以其估計可用年期五年計算。

19. INTEREST IN AN ASSOCIATE 19. 一家聯營公司之權益

		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
Cost of investment in unlisted associate	投資非上市聯營公司成本	**500**	500
Share of post-acquisition reserves	應佔收購後儲備	**586**	785
		1,086	1,285

19. INTEREST IN AN ASSOCIATE *(Continued)*

Particulars of the associate of the Group at 31 December 2005 are as follows:

19. 一家聯營公司之權益 *(續)*

本集團於二零零五年十二月三十一日之聯營公司之詳情如下：

Name of associate 聯營公司名稱	Form of business structure 業務架構形式	Country of incorporation/ operation 註冊成立／營業國家	Class of shares held 所持股份類別	Percentage of issued share capital held by the Group 本集團持有之已發行股本百分比	Principal activities 主要業務
Fast Clean (Korea) Ltd.	Incorporated 註冊為法團	South Korea 南韓	Ordinary 普通股	50%	Trading in electric consumer products 電動消費產品貿易

Summarised financial information in respect of the Group's associate is set out below:

本集團聯營公司有關財務資料概述如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Total assets	總資產	**3,829**	3,799
Total liabilities	總負債	**(1,658)**	(1,229)
Net assets	淨資產	**2,171**	2,570
Group's share of net assets of an associate	本集團應佔一家聯營公司淨資產	**1,086**	1,285

		Year ended 31.12.2005 截至二零零五年十二月三十一日止年度 HK$'000 千港元	Year ended 31.12.2004 截至二零零四年十二月三十一日止年度 HK$'000 千港元
Revenue	收益	**3,935**	5,901
(Loss) profit for the year	本年度(虧損)溢利	**(765)**	225
Group's share of results of an associate	本集團應佔一家聯營公司業績	**(382)**	113

20. AVAILABLE-FOR-SALE INVESTMENTS

20. 可供出售投資

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Unlisted equity shares, at cost	非上市股本股份(按成本值)	**7,800**	–
Less: impairment	扣減:減值	**(7,800)**	–
		–	–

The investments represent investment in unlisted equity shares issued by private entities in the United States of America. They are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

該投資代表一家於美國的私人公司發行的非上市股本的投資。由於其估計合理公平值之幅度顯著,董事認為其公平值不能可靠計量,故其按成本值扣減減值列出。

21. INVESTMENT SECURITIES

21. 證券投資

The investment in unlisted equity shares at 31 December 2004 which were stated at cost were reclassified as available-for-sale investments at 1 January 2005.

於二零零四年十二月三十一日按成本值列出之非上市股本投資於二零零五年一月一日重新分類為可供出售投資。

22. INVENTORIES

22. 存貨

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Raw materials	原材料	**243,785**	167,573
Work in progress	在製品	**118,834**	102,183
Finished goods	製成品	**187,375**	175,744
		549,994	445,500

During the year, there was a write-down of inventories of HK$3,599,000 (2004: HK$13,791,000) to their net realisable value.

本年度內,於其淨可變現價值中有一筆存貨撇銷款額3,599,000港元(二零零四年:13,791,000港元)。

23. TRADE AND OTHER RECEIVABLES

23. 應收賬項及其他應收款項

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

The following is an aged analysis of accounts receivable at the balance sheet date:

於結算日之應收賬項賬齡分析如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within 60 days	60天以內	**566,087**	379,284
61 to 90 days	61至90天	**63,958**	45,629
More than 90 days	90天以上	**24,611**	40,022
		654,656	464,935

At 31 December 2005, accumulated impairment have been made for estimated irrecoverable amount of HK$9,675,000 (2004: HK$5,521,000).

於二零零五年十二月三十一日，就估計可收回款額的累計減值為9,675,000港元（二零零四年：5,521,000港元）。

The fair value of the Group's trade and other receivable at 31 December 2005, which are mainly denominated in either Hong Kong dollar, United States dollar and Renminbi, approximates to the corresponding carrying amount.

於二零零五年十二月三十一日，本集團之應收貿易及其他款項（主要以港元、美金及人民幣計值）之公平值與其賬面值相若。

24. SHORT-TERM LOANS RECEIVABLE

24. 短期應收貸款

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Interest bearing loans	計息貸款	**–**	1,500

The interest bearing loans were unsecured, bore interest at 10% per annum and were fully repaid during the year.

該筆計息貸款為無擔保，按年利率10厘計息，並已於本年度足額償還。

25. TRADE AND OTHER PAYABLES

25. 應付賬項及其他應付款項

The following is an aged analysis of accounts payable at the balance sheet date:

於結算日之應付賬項賬齡分析如下：

		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
Within 60 days	60天以內	**685,095**	342,951
61 to 90 days	61至90天	**38,014**	21,656
More than 90 days	90天以上	**31,596**	41,838
		754,705	406,445

The fair value of the Group's trade and other payables at 31 December 2005, which are mainly denominated in either Hong Kong dollar, United States dollar, Renminbi and Japanese Yen, approximates to the corresponding carrying amount.

於二零零五年十二月三十一日，本集團之應付賬項及其他應付款項（主要以港元、美金、人民幣及日圓計值）之公平值與其賬面值相若。

26. OBLIGATIONS UNDER FINANCE LEASES

26. 融資租約債務

		Minimum lease payments 最低租金		Present value of minimum lease payments 最低租金現值	
		2005 **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元	**2005** **二零零五年** **HK$'000** **千港元**	2004 二零零四年 HK$'000 千港元
Amounts payable	應付款額				
Within one year	一年內	–	5,496	–	5,326
In the second to fifth year inclusive	第二至五年內（包括首尾兩年在內）	–	5,411	–	5,313
		–	10,907		
Less: Future finance charges	減：未來財務費用	–	(268)		
Present value of lease obligations	租約債務現值	–	10,639	–	10,639
Less: Amount due for settlement within one year shown under current liabilities	減：流動負債中一年內到期清還之款額			–	(5,326)
Amount due for settlement after one year	一年後到期清還之款額			–	5,313

26. OBLIGATIONS UNDER FINANCE LEASES *(Continued)*

It is the Group's policy to lease certain of its plant and machinery under finance leases. The average lease term was 2 to 4 years. Interest rates were fixed at the contract date. All the leases were denominated in Hong Kong dollars. All leases were on a fixed repayment basis and no arrangements had been entered into for contingent rental payments.

The Group's obligations under finance leases were secured by the lessors' charge over the leased assets.

26. 融資租約債務 *(續)*

本集團有政策將若干機器及設備作融資租約。平均租期為二至四年，並於立約當日釐定有關利率。所有租約均以港元計值。所有租約均屬定期還款性質，及並無作出或然租金付款安排。

本集團之融資租約債務乃由租賃者之租賃資產質押作出擔保。

27. BANK BORROWINGS

27. 銀行借貸

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Bank loans	銀行借貸	430,089	408,835
Trust receipt loans	信託收據貸款	1,407	3,489
Bank overdrafts	銀行透支	–	376
		431,496	412,700
Secured	有抵押	25,000	37,500
Unsecured	無抵押	406,496	375,200
		431,496	412,700
Analysed as:	分析如下：		
Denominated in HK$	以港元計值	424,315	409,211
Denominated in US$	以美元計值	7,181	399
Denominated in Japanese Yen	以日圓計值	–	3,090
		431,496	412,700
The maturity profile of the bank borrowings is as follows:	銀行借貸之到期日資料如下：		
On demand or within one year	於催繳時或於一年內	181,937	194,671
More than one year, but not exceeding two years	一年後但於兩年內	167,899	144,039
More than two years, but not exceeding five years	兩年後但於五年內	81,660	73,990
		431,496	412,700
Less: Amount due within one year shown under current liabilities	減：列於流動負債中之一年內到期款項	(181,937)	(194,671)
Amount due after one year	一年後到期款項	249,559	218,029

27. BANK BORROWINGS *(Continued)*

All the Group's borrowings are variable-rate borrowings which carry interest at HIBOR or LIBOR plus certain basis points. Interest is repricing every three months and the range of interest rates is at 1.73% to 7.61% (2004: 1.67% to 3.67%).

During the year, the Group obtained new loans in the amount of HK$255,398,000. The loans bear interest at market rates and will be repayable in one to four years. The proceeds were used to finance the acquisition of property, plant and equipment.

At the balance sheet date, the Group has unutilised banking facilities amounting to HK$828,326,000 (2004: HK$1,397,736,000).

The fair value of the Group's borrowings approximates to the corresponding carrying amount.

27. 銀行借貸 *(續)*

本集團所有借貸均為浮息借貸，其按香港銀行同業拆息或倫敦銀行同業拆息加若干基本點子計息。利息每三個月重定，息率幅度為1.73%至7.61%（二零零四年：1.67%至3.67%）。

本年度內，本集團新獲得借貸款額為255,398,000港元。該等借貸按市場息率計息，並會於一年到四年內到期。所得款項用於為購買物業、廠房及設備融資。

於結算日，本集團之未動用銀行貸款額度為828,326,000港元（二零零四年：1,397,736,000港元）。

本集團之借貸之公平值與其賬面值相若。

28. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting periods:

28. 遞延稅項

在本及上一個報告期間內確認的主要遞延稅項債務（資產）及其變動如下：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Intangible assets 無形資產 HK$'000 千港元	Tax losses 稅項虧損 HK$'000 千港元	Others 其他 HK$'000 千港元	Total 總額 HK$'000 千港元
At 1 January 2004	於二零零四年一月一日	16,312	806	(52)	(226)	16,840
Charge (credit) to income for the year	於本年度收入中支銷（抵免）	3,256	(301)	44	(469)	2,530
At 1 January 2005	於二零零五年一月一日	19,568	505	(8)	(695)	19,370
Effect on cessation of concessionary rate of Hong Kong Profits Tax on opening deferred tax liability charge to income	終止以優惠稅率計算香港利得稅對期初遞延稅項負債之影響	19,040	434	–	–	19,474
(Credit) charge to income for the year	於本年度收入中支銷（抵免）	(458)	(939)	8	280	(1,109)
At 31 December 2005	**於二零零五年十二月三十一日**	**38,150**	**–**	**–**	**(415)**	**37,735**

28. DEFERRED TAX *(Continued)*

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

28. 遞延税項 *(續)*

就資產負債表之呈列而言，已抵銷若干遞延税項資產及負債。就財務呈報而言之遞延税項結餘分析如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Deferred tax liabilities	遞延税項負債	**38,150**	19,370
Deferred tax assets	遞延税項資產	**(415)**	–
		37,735	19,370

At the balance sheet date, the Group has unused tax losses of HK$46,093,000 (2004: HK$25,855,000) available for offset against future profits. A deferred tax asset has been recognised in respect of nil (2004: HK$46,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$46,093,000 (2004: HK$25,809,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$10,536,000 (2004: HK$3,785,000) that will expire from 2007 to 2010, other losses may be carried forward indefinitely.

於結算日，本集團之未動用税務虧損46,093,000港元（二零零四年：25,855,000港元）可用作抵銷未來溢利。遞延税項資產並無有關虧損（二零零四年：46,000港元）予以確認。由於未能估計將來之溢利，因此並無就其餘46,093,000港元（二零零四年：25,809,000港元）確認遞延税項資產。未確認之税務虧損包括將於二零零七年至二零一零年屆滿之虧損10,536,000港元（二零零四年：3,785,000港元），而其他虧損可無限期結轉。

At the balance sheet date, the Group had other deductible temporary differences of HK$7,835,000 (2004: nil) available for offset against future profit. A deferred tax asset has not been recognised due to the unpredictability of future profit streams.

於結算日，本集團之其他可扣減暫時差額7,835,000港元（二零零四年：無）可用作抵銷未來溢利。由於未能估計將來之溢利，故並無確認遞延税項資產。

29. SHARE CAPITAL OF THE COMPANY 29. 本公司股本

		Number of shares 股數		Share capital 股本	
		2005 二零零五年	2004 二零零四年	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
Ordinary shares of HK$0.1 each	每股面值0.1港元之普通股				
Authorised:	法定:				
At 1 January	於一月一日	**650,000,000**	500,000,000	**65,000**	50,000
Increase on 12 May 2004	於二零零四年五月十二日增加	**–**	150,000,000	**–**	15,000
At 31 December	於十二月三十一日	**650,000,000**	650,000,000	**65,000**	65,000
Issued and fully paid:	已發行及繳足:				
At 1 January	於一月一日	**451,689,527**	444,259,527	**45,168**	44,425
Exercise of share options	行使購股權	**6,475,000**	7,430,000	**648**	743
At 31 December	於十二月三十一日	**458,164,527**	451,689,527	**45,816**	45,168

Pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 12 May 2004, the authorised share capital of the Company was increased from HK$50,000,000 to HK$65,000,000 by the creation of additional 150,000,000 shares of HK$0.1 each.

根據本公司於二零零四年五月十二日舉行之股東週年大會上通過之普通決議案，透過增加150,000,000股每股面值0.1港元之額外股份，本公司之法定股本已由50,000,000港元增至65,000,000港元。

Details of the exercise of share options are set out in note 34.

行使購股權之詳情載於附註第34項。

30. CONTINGENT LIABILITIES 30. 或然負債

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Export bills discounted with recourse	附有追索權之出口貼現票據	**–**	27,043

31. PLEDGE OF ASSETS 31. 資產抵押

At the balance sheet date, the Group had pledged certain of its machinery with an aggregate carrying value of HK$47,056,000 (2004: HK$55,360,000) to secure bank borrowings granted to the Group.

於結算日，本集團將賬面總值為47,056,000港元之若干機器(二零零四年：55,360,000港元)，提供予銀行作為取得本集團之銀行借貸之抵押。

32. OPERATING LEASE COMMITMENTS

32. 經營租約承擔

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

於結算日，本集團在不可撤銷經營租約下之未來最低租約付款承擔之到期日如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within one year	一年內	**4,435**	1,971
In the second to fifth year inclusive	第二至五年內（包括首尾兩年在內）	**274**	2,253
		4,709	4,224

Operating lease payments represent rentals payable by the Group for certain of its office premises and other equipment. Leases are negotiated for an average term of two years with fixed rentals.

經營租約指本集團就其若干辦公室物業及其他設備而應付之租金。平均協定租期為兩年，並為固定租金。

33. CAPITAL COMMITMENTS

33. 資本承擔

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of plant and equipment	就購置廠房及設備已訂約未在財務報表中撥備之資本支出	**51,415**	170,423
Capital expenditure authorised but not contracted for in respect of acquisition of plant and equipment	就購置廠房及設備已獲授權但未訂約之資本支出	**2,000,000**	550,000

34. SHARE OPTION SCHEMES

Pursuant to resolutions passed at an extraordinary general meeting of the Company on 22 December 2003, the Company has terminated a share option scheme which was adopted on 22 May 2001 (the "Old Scheme") and adopted a new share option scheme (the "New Scheme").

(i) Old Scheme

The purpose of the Old Scheme is to motivate employees of the Group and to allow them to participate in the growth of the Company. The maximum number of shares in respect of which options may be granted under the Old Scheme is not permitted to exceed 10% of the share capital of the Company in issue from time to time. The maximum number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme. Any participants who accepts an offer of the grant of an option in accordance with the terms of the Old Scheme shall pay to the Company HK$1.00 by way of consideration for the grant thereof within a period of 30 days from the date on which an option is offered to the participant.

At 31 December 2005, the number of shares in respect of which options had been granted previously and remained outstanding under the Old Scheme was 14,095,000 (2004: 20,570,000), representing 3.1% (2004: 4.6%) of the shares of the Company in issue at that date. The options are exercisable at any time until 22 May 2011.

34. 購股權計劃

根據本公司於二零零三年十二月二十二日舉行之股東特別週年大會通過之決議案，本公司已終止於二零零一年五月二十二日採納之購股權計劃（「舊計劃」），並採納一項新購股權計劃（「新計劃」）。

(i) 舊計劃

舊計劃旨在鼓勵本集團之僱員，並讓彼等參與本公司之增長。根據舊計劃可予授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%。可授予任何個別人士之購股權所涉及之股份數目，最高不得超過當時根據舊計劃已發行及可發行之股份總數25%。任何根據舊計劃條款接納所獲授購股權之參與者須於購股權授予參與者當日起計30日內以代價形式向本公司支付1.00港元。

於二零零五年十二月三十一日，舊計劃項下之已授出但尚未行使購股權所涉及之股份數目為14,095,000股（二零零四年：20,570,000股），佔本公司於該日之已發行股份3.1%（二零零四年：4.6%）。購股權可隨時予以行使，直至二零一一年五月二十二日止。

34. SHARE OPTION SCHEMES (Continued)

(i) Old Scheme (Continued)

The following tables disclose details of the Company's share options held by the employees (including directors) and movements in such holdings during the year:

34. 購股權計劃(續)

(i) 舊計劃(續)

下表披露僱員(包括董事)所持本公司購股權之詳情及於年內之購股權變動情況:

Date of grant 授出日期	Exercisable period 行使期間	Exercise price 行使價 HK$ 港元	Outstanding at 1.1.2004 於二零零四年一月一日尚未行使	Exercised during the year 年內行使	Outstanding at 31.12.2004 於二零零四年十二月三十一日尚未行使	Exercised during the year 年內行使	Outstanding at 31.12.2005 於二零零五年十二月三十一日尚未行使
			Number of options 購股權數目				
Directors: 董事:							
16 July 2001 二零零一年七月十六日	17.7.2001 to 21.5.2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	21,100,000	(6,730,000)	14,370,000	(2,980,000)	**11,390,000**
Employees: 僱員:							
16 July 2001 二零零一年七月十六日	17.7.2001 to 21.5.2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	6,900,000	(700,000)	6,200,000	(3,495,000)	**2,705,000**
			28,000,000	(7,430,000)	20,570,000	(6,475,000)	**14,095,000**

The average fair value of the Company's share before the date of issue for the exercise of share options during the year is HK$10.38.

年內,就行使購股權而發行之本公司股份於發行日期之平均公平價值為10.38港元。

34. SHARE OPTION SCHEMES *(Continued)*

(ii) New Scheme

The Company's New Scheme was adopted for the primary purpose of providing incentives to eligible persons or rewarding for their contribution or potential contribution to the Group and will expire on 21 December 2013. Under the New Scheme, the Board of Directors of the Company may grant options to eligible persons, including (i) any director or proposed director, full-time employee or proposed employee of any member of the Group or controlling shareholder or any company controlled by a controlling shareholder; (ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; and (iii) any business or joint venture partner, contractor, agent or representative of any supplier of goods or services to or any customer or distributor of goods or services of any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder.

The total number of shares in respect of which options may be granted under the New Scheme and the Old Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital and with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be accepted within 21 days from the date of option offer, upon payment of HK$1.00 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, and the average closing price of the shares for the five business days immediately preceding the date of grant.

34. 購股權計劃 *(續)*

(ii) 新計劃

本公司之新計劃主要為鼓勵合資格僱員或獎勵彼等對本集團之貢獻或潛在貢獻而採納，並將於二零一三年十二月二十一日屆滿。根據新計劃本公司董事會可授出購股權予合資格人士，包括(i)本集團任何成員公司任何董事或建議董事、全職僱員或建議僱員、控權股東或控權股東控制之任何公司；(ii)本集團任何成員公司發行之任何證券之任何持有人、任何控權股東或控權股東控制之任何公司；及(iii)任何業務或合營夥伴、承包商、代理商、任何貨品或服務供應商代表、任何客戶、本集團任何成員公司之貨品或服務分銷商、任何控權股東或控權股東控制之任何公司。

於未獲本公司股東事先批准之情況下，根據新計劃及舊計劃可能授出之購股權涉及之股份總數，不得超過本公司任何時間之已發行股份10%。於未獲本公司股東事先批准之情況下，於任何一年內向任何個別人士可能授出之購股權涉及之股份數目，不得超過本公司任何時間已發行股份之1%。向主要股東或獨立非執行董事授出超過本公司股本0.1%及價值超過5,000,000港元之購股權必須事先經本公司股東批准。

授出之購股權必須於購股權發售建議起計21日內以支付每份購股權1.00港元之方式接納。購股權可於授出購股權日期起計至授出日期十週年期間內隨時行使。行使價由本公司董事釐定，且將不少於本公司股份於授出日期之收市價及股份於緊接授出日期前五個營業日之平均收市價(以較高者為準)。

34. SHARE OPTION SCHEMES *(Continued)*

(ii) New Scheme *(Continued)*

At 31 December 2005, the number of shares in respect of which options had been granted previously and remained outstanding under the New Scheme was 44,000,000 (2004: 44,000,000), representing 9.6% (2004: 9.7%) of the shares of the Company in issue at that date. The options are exercisable at any time until 21 December 2013.

The following table discloses details of the Company's share options held by the employees (including directors):

34. 購股權計劃 *(續)*

(ii) 新計劃 *(續)*

於二零零五年十二月三十一日,根據新計劃已授出及尚未行使購股權所涉及之股份數目為44,000,000股(二零零四年:44,000,000股),佔於該日本公司已發行股份之9.6%(二零零四年:9.7%)。購股權可於二零一三年十二月二十一日前之任何時間內行使。

下表披露僱員(包括董事)所持本公司購股權之詳情:

Date of grant 授出日期	Exercisable period 行使期間	Exercise price 行使價 HK$ 港元	Number of options outstanding at 26.2.2004, 31.12.2004 and 31.12.2005 於二零零四年二月二十六日、二零零四年十二月三十一日及二零零五年十二月三十一日尚未行使購股權數目
Directors: 董事:			
26 February 2004 二零零四年二月二十六日	27.2.2004 to 21.12.2013 二零零四年二月二十七日至二零一三年十二月二十一日	11.6	17,600,000
Employees: 僱員:			
26 February 2004 二零零四年二月二十六日	27.2.2004 to 21.12.2013 二零零四年二月二十七日至二零一三年十二月二十一日	11.6	26,400,000
			44,000,000

34. SHARE OPTION SCHEMES (Continued)

(ii) New Scheme *(Continued)*

By the transitional provisions of HKFRS 2, the financial impact of the share options granted above is not recorded in the Group's balance sheet until such time as the options are exercised. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

34. 購股權計劃（續）

(ii) 新計劃（續）

根據採納香港財務報告準則第2號之過渡性條款，授出之購股權之財政影響並未紀錄於本集團之資產負債表，直至購股權獲行使之時止。行使購股權時，本公司將所發行之股份以股份面值紀錄為額外股本，而每股行使價高於股份面值之差額則由本公司紀錄於股份溢價賬。於行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊內刪除。

35. RETIREMENT BENEFITS SCHEMES

All the staff in Hong Kong of the Group are required to join the Mandatory Provident Fund Scheme. The Group is required to contribute 5%, while the employees are required to contribute 5% of their salaries to the scheme to the extent of HK$1,000 for each employee.

According to the relevant laws and regulations in the PRC, the PRC subsidiaries are required to contribute a certain percentage of the salaries of their employees to the state-managed retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to make the required contributions under the scheme.

35. 退休福利計劃

本集團之全體香港僱員均須參加強制性公積金計劃。本集團須作出5%供款，而僱員亦須向該計劃作出其薪酬5%之供款，每名僱員之供款最多為1,000港元。

根據中國有關法律及規例，中國附屬公司須向國家管理退休福利計劃作出相等於其僱員薪酬若干百分比之供款。本集團就退休福利計劃所負之責任僅為向該計劃作出所須供款。

36. GOVERNMENT GRANTS

During the year, the Group received an unconditional government subsidy of HK$1,887,000 (2004: HK$14,953,000) towards the scientific research development. The amount has been treated as deferred income. The amount is transferred to income over the useful lives of the relevant assets and relevant expenditure incurred. This policy has resulted in a credit to income in the current year of HK$1,856,000 (2004: HK$1,162,000). As at 31 December 2005, an amount of HK$14,087,000 (2004: HK$13,791,000) remained to be amortised and included in other payables.

36. 政府補助

本集團於年內獲得無條件政府補助約1,887,000港元（二零零四年：14,953,000港元），用作科研發展。該數額已以遞延收入列賬。該數額於相關資產及所產生之相關費用之使用期內轉為收益。此政策導致於本年度收入進賬額為1,856,000港元（二零零四年：1,162,000港元）。於二零零五年十二月三十一日，尚未攤銷之數額14,087,000港元（二零零四年：13,791,000港元）已計入其他應付款項。

37. RELATED PARTY TRANSACTIONS

37. 有關方面之交易

The remuneration of directors and other members of key management during the year were as follows:

本年度董事及主要管理層成員之薪酬如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Short-term benefits	短期福利	**11,575**	14,284
Post-employment benefits	離職後福利	**132**	132
		11,707	14,416

The remuneration of directors and key executives are determined by the remuneration committee having regard to the performance of individuals and market trends.

本年度董事及主要行政人員之薪酬乃由薪酬委員會參考個別人士之表現及市場趨勢後釐定。

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY

38. 本公司主要附屬公司資料

At 31 December 2005:

於二零零五年十二月三十一日：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團按比例所持有股權 Directly 直接	 Indirectly 間接	Principal activities 主要業務
Fast Clean Limited 潔齒亮有限公司	Hong Kong 香港	HK$100 100港元	–	100%	Trading in electric toothbrush 電動牙刷貿易
Fast Clean (U.S.A.) Inc.	United States of America 美國	US$5,000 5,000美元	–	100%	Trading of health products 健康產品貿易
Truly Electronics Manufacturing Limited 信利電子有限公司	Hong Kong 香港	HK$1,000,010 1,000,010港元	100%	–	Trading in electronic calculators 電子計算機貿易
Lite Tech Limited 光技術有限公司	Hong Kong 香港	HK$100,000 100,000港元	–	100%	Trading in back light 背光板貿易

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY (Continued)

38. 本公司主要附屬公司資料 (續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值/註冊資本	Proportionate equity interest of the Group 本集團按比例所持有股權 Directly 直接	Indirectly 間接	Principal activities 主要業務
Truly Electrical Products Company Limited 信利電器有限公司	Hong Kong 香港	HK$200 200港元	–	100%	Trading in motor 摩打貿易
Truly Industrial Limited 信利工業有限公司	Hong Kong 香港	HK$872,894 872,894港元	–	100%	Trading in electronic components 電子元件貿易
Truly Semiconductors (Europe) GmbH	Germany 德國	DM50,000 50,000馬克	–	100%	Trading in LCD products 液晶體顯示器產品貿易
Truly Semiconductors Limited 信利半導體有限公司	Hong Kong 香港	HK$1,000 1,000港元	–	100%	Trading in LCD products 液晶體顯示器產品貿易
Truly (USA) Inc.	United States of America 美國	US$20,000 20,000美元	100%	–	Marketing of electronic calculators 推銷電子計算機
信利電子有限公司*	PRC 中國	US$35,361,100 35,361,100美元	–	100%	Manufacture of electronic calculators 製造電子計算機
信利半導體有限公司*	PRC 中國	US$139,620,900 139,620,900美元	–	100%	Manufacture of LCD products 製造液晶體顯示器產品

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY (Continued)

38. 本公司主要附屬公司資料(續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團按比例所持有股權 Directly 直接	 Indirectly 間接	Principal activities 主要業務
潔齒亮(汕尾)有限公司*	PRC 中國	US$1,000,000 1,000,000美元	–	100%	Manufacture of electric toothbrush 製造電動牙刷
信利電機(汕尾)有限公司*	PRC 中國	US$1,000,000 1,000,000美元	–	100%	Manufacture of motor 製造摩打
光科技術(汕尾)有限公司*	PRC 中國	US$2,200,000 2,200,000美元	–	100%	Manufacture of back light 製造背光板

* wholly foreign owned enterprise

* 外商獨資企業

The above table lists the subsidiaries of the Group which, in the opinion of directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

以上之表單列出本集團之附屬公司，按董事之意見，該等附屬公司為主要影響本集團業績或資產之公司。倘提供其他附屬公司之詳情，董事認為會做成過長的資料。

None of the subsidiaries had any debt securities outstanding at 31 December 2005 or at any time during the year.

於二零零五年十二月三十一日或年內任何時間，各附屬公司均無任何未贖回債務證券。

Financial Summary
財務資料概要

RESULTS 業績

		Year ended 31 December 截至十二月三十一日止年度				
		2001 二零零一年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**
Turnover	營業額	682,086	857,086	1,399,898	3,406,992	**4,574,079**
Cost of sales	銷售成本	(494,606)	(613,421)	(993,521)	(2,615,969)	**(3,487,719)**
Gross profit	毛利	187,480	243,665	406,377	791,023	**1,086,360**
Other income	其他收入	13,925	10,721	7,861	16,061	**27,438**
Distribution costs	分銷成本	(27,694)	(31,171)	(39,189)	(54,839)	**(73,592)**
Administrative expenses	行政費用	(92,815)	(101,918)	(131,717)	(130,229)	**(164,459)**
Impairment losses	減值虧損	–	–	–	–	**(14,177)**
Finance costs	財務費用	(16,305)	(10,299)	(9,665)	(14,201)	**(19,683)**
Share of results of an associate	應佔一家聯營公司業績	–	120	552	113	**(382)**
Profit before taxation	除税前溢利	64,591	111,118	234,219	607,928	**841,505**
Income tax expense	所得税支出	(4,841)	(7,282)	(41,570)	(81,427)	**(139,457)**
Profit for the year	本年度溢利	59,750	103,836	192,649	526,501	**702,048**
Attributable to:	以下應佔:					
Equity holders of the Company	本公司股本持有人	60,076	103,836	192,649	526,501	**702,048**
Minority interests	少數股東權益	(326)	–	–	–	**–**
		59,750	103,836	192,649	526,501	**702,048**

ASSETS AND LIABILITIES 資產及負債

		At 31 December 於十二月三十一日				
		2001 二零零一年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**
Total assets	資產總額	1,149,773	1,253,455	1,731,079	2,408,947	**3,428,180**
Total liabilities	負債總額	(326,562)	(389,718)	(735,847)	(1,001,008)	**(1,490,135)**
		823,211	863,737	995,232	1,407,939	**1,938,045**
Equity attributable to equity holders of the Company	本公司股東應佔股權	823,801	864,327	995,232	1,407,939	**1,938,045**
Minority interests	少數權益	(590)	(590)	–	–	**–**
		823,211	863,737	995,232	1,407,939	**1,938,045**

Prior Periods' figures have been adjusted to reflect the change in accounting policies as described in note 2 to the financial statements.

以往期間數值已經過調整,以反映於財務報表附註第2項中所述之會計政策改變。

TRULY®

2/F Chung Shun Knitting Centre
1-3 Wing Yip Street, Kwai Chung,
N.T., Hong Kong

香港新界葵涌永業街1至3號
忠信針織中心2樓